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04010210

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Woodside Petroleum Ltd

*CURRENT ADDRESS

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2280 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/2/04

04 MAR -2 AM 7:21

AR/S
12-31-03

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

ABN 55 004 898 962

FULL FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2003

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
ABN 55 004 898 962
FINANCIAL REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS

CORPORATE INFORMATION

The following information is presented in this independent publication of the Full Financial Report of Woodside Petroleum Ltd. and its Controlled Entities, as required by Australian Accounting Standards.

This information is integrated into the Directors' Report contained in the Concise Annual Report for Woodside Petroleum Ltd. and its Controlled Entities.

Domicile	Australia
Legal Form	Limited liability company, limited by shares
Country of Incorporation	Australia (Victoria)
Registered Office / Principal Place of Business	240 St Georges Terrace, Perth Western Australia, 6000
Nature of Operations / Principal Activities	Exploration, evaluation, development, production and marketing of hydrocarbons
Parent Entity	Woodside Petroleum Ltd.
Number of Employees	At 31 December 2003 the Company had 2,219 employees (2002: 2,418)

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE
For the year ended 31 December 2003

	Notes	Economic Entity		Chief Entity	
		2003 $000	**2002** $000	**2003** $000	**2002** $000
Revenues from oil & gas operations	4(a)	2,059,282	2,240,603	-	-
Cost of sales	4(b)	(799,849)	(946,966)	-	-
Gross profit		1,259,433	1,293,637	-	-
Other revenues from ordinary activities	4(c)	152,398	96,110	785,967	152,720
Share of associates' net profits/(losses)	4(d)	(5,859)	(6,306)	-	-
Borrowing costs expensed	4(e)	(54,036)	(78,635)	-	-
Other expenses from ordinary activities	4(f)	(524,008)	(1,237,077)	(111,384)	(7,664)
Profit from ordinary activities before Income Tax		827,928	67,729	674,583	145,056
Income Tax attributable to ordinary activities	5	(301,243)	(159,721)	(679)	3,708
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.	26	526,685	(91,992)	673,904	148,764
Basic and diluted earnings per share (cents)	7	79.0	(13.8)		
Dividend per share (cents/share)	8(c)	46.0	62.0		

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION
As at 31 December 2003

	Notes	Economic Entity		Chief Entity	
		2003 $000	**2002** $000	**2003** $000	**2002** $000
CURRENT ASSETS					
Cash assets	27	177,601	155,352	-	-
Receivables	9	260,878	298,361	322,463	76,272
Inventories	10	14,007	39,381	-	-
Other financial assets	11	73,123	102,516	-	-
Other assets	12	11,342	20,894	-	-
TOTAL CURRENT ASSETS		536,951	616,504	322,463	76,272
NON CURRENT ASSETS					
Receivables	9	307,252	347,016	383,275	383,003
Inventories	10	18,264	12,364	-	-
Equity accounted investments	13	9,096	29,666	-	-
Other financial assets	11	106,034	146,756	407,465	394,126
Exploration & evaluation	14	653,518	556,019	-	-
Oil & gas properties	15	2,985,154	2,866,808	-	-
Other plant & equipment	16	137,910	79,277	-	-
Deferred tax assets	17	649	649	649	649
Other assets	12	27,471	355,509	-	-
TOTAL NON CURRENT ASSETS		4,245,348	4,394,064	791,389	777,778
TOTAL ASSETS		4,782,299	5,010,568	1,113,852	854,050
CURRENT LIABILITIES					
Payables	18	335,783	317,032	153	-
Current tax liabilities	19	100,992	105,152	7,594	8,460
Provisions	20	55,064	56,848	161	-
Other liabilities	21	86,747	117,746	-	-
TOTAL CURRENT LIABILITIES		578,586	596,778	7,908	8,460
NON CURRENT LIABILITIES					
Interest bearing liabilities	22	1,068,376	1,429,580	-	-
Deferred tax liabilities	23	455,090	473,309	-	-
Provisions	20	156,552	123,345	1,713	1,930
Other liabilities	21	90,164	67,174	15,537	15,537
TOTAL NON CURRENT LIABILITIES		1,770,182	2,093,408	17,250	17,467
TOTAL LIABILITIES		2,348,768	2,690,186	25,158	25,927
NET ASSETS		2,433,531	2,320,382	1,088,694	828,123
EQUITY					
Contributed equity	24	706,491	706,491	706,491	706,491
Reserves	25	-	-	-	-
Retained profits	26	1,727,040	1,613,891	382,203	121,632
TOTAL EQUITY		2,433,531	2,320,382	1,088,694	828,123

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS
For the year ended 31 December 2003

	Notes	Economic Entity		Chief Entity	
		2003 $000	2002 $000	2003 $000	2002 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2,123,110	2,388,888	-	-
Interest received – controlled entities		-	-	1,576	4,471
Interest received – other entities		12,112	9,472	9,546	8,180
Dividends received – controlled entities		-	-	668,713	446,667
Dividends received – other entities		12,150	9,183	6	-
Payments to suppliers and employees		(333,556)	(488,092)	(11,534)	(6,930)
Borrowing costs paid (net of capitalised amounts)		(66,725)	(79,839)	-	-
Management and other fees – other entities		44,095	52,050	2,233	69
Royalty, Excise and PRRT payments		(271,388)	(373,688)	-	-
Income tax / GST paid		(316,925)	(311,123)	(960)	5,615
Net Cash from Operating Activities	27(b)	1,202,873	1,206,851	669,580	458,072
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for capital and exploration expenditure		(812,104)	(691,255)	-	-
Proceeds from sale of investments		62,179	2,195	-	-
Proceeds from sale of exploration and evaluation		9,089	3,039	-	-
Proceeds from sale of oil and gas properties		1,580	1,514	-	-
Payments for investments in controlled entities		-	-	(9,972)	(1,662)
Payments for investments in other entities		(1,000)	(9,950)	-	-
Advances to employees relating to share plan		(23,434)	(50,586)	(23,434)	(50,586)
Repayments from employees relating to share plan		23,006	15,128	23,006	15,128
Net Cash used in Investing Activities		(740,684)	(729,915)	(10,400)	(37,120)
CASH FLOWS FROM FINANCING ACTIVITIES					
Drawdown of borrowings		1,190,901	364,327	-	-
Repayment of borrowings		(1,195,177)	(434,162)	-	-
Advances (to)/from controlled entities		-	-	(245,847)	25,715
Advances(to)/from other entities		-	32,653	-	-
Dividends paid		(413,333)	(446,667)	(413,333)	(446,667)
Debt establishment costs paid		(1,153)	-	-	-
Net Cash used in Financing Activities		(418,762)	(483,849)	(659,180)	(420,952)
NET INCREASE / (DECREASE) IN CASH HELD		43,427	(6,913)	-	-
CASH AT BEGINNING OF FINANCIAL YEAR		155,352	160,556	-	-
Effects of exchange rate changes on the balances of cash held in foreign currencies		(21,178)	1,709	-	-
CASH AT THE END OF THE FINANCIAL YEAR	27(a)	177,601	155,352	-	-

The accompanying notes form part of the financial report.

1. BASIS OF PREPARATION OF FINANCIAL REPORT

(a) Basis of Accounting

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 which includes Accounting Standards and Urgent Issues Group Consensus Views. Unless otherwise stated, the accounting policies adopted are consistent with those of the preceding year.

The financial report has been prepared in accordance with the historical cost accounting convention, except for hedge financial instruments that are measured on a fair value basis (also see Note 30(b)).

Where appropriate, figures for the financial year ended 31 December 2002 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 31 December 2003.

2. CRITICAL ACCOUNTING POLICIES

The following accounting policies are critical to the reported financial performance and financial position of the Economic Entity. For each policy a discussion of the intent and major implementation issues, including, where relevant, the nature and reliability of underlying estimates precedes the statement of policy.

(a) Joint Operations

Discussion

Within the oil and gas industry it is common practice to conduct joint operations within unincorporated joint venture structures to spread risks, preserve individual taxation allowances and provide flexibility for entry and exit.

Woodside is Operator of a large number of joint ventures in its regions of focus and, in its role as Operator, contracts on behalf of the relevant joint venture for the activities undertaken. The costs and financial position for each joint venture are calculated for each joint venturer in line with their respective interests. Participation in production joint ventures entitles Woodside to its relevant proportion of the product, which Woodside markets and sells in its own right.

Woodside is also a non-operator participant in a number of other unincorporated joint ventures. As a non-operator Woodside incurs and recognises its share of costs for each joint venture.

The financial performance and position of Woodside therefore only recognises Woodside's interest in joint ventures.

Policy

The Economic Entity's interests in unincorporated joint venture operations are brought to account on a proportionate basis. Equity accounting has not been adopted for the joint venture entities that are integrated components of the North West Shelf joint ventures due to their immateriality.

The Economic Entity's interests in partnerships are brought to account by applying the equity accounting method and are written down to recoverable amount where this is less than their equity accounted carrying value.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(b) Revenue

Discussion
Woodside's revenues are dominated by oil and gas sales revenues. These revenues are generated from a relatively low number of high value transactions, as such, limited revenue recognition issues arise with clear points of ownership transfer and clear physical and financial measurement under relevant sales contracts. International jurisdictions such as Algeria and Mauritania have revenue entitlement based on cost recovery structures with margins (in accordance with a risk services contract or production sharing contract) as opposed to direct title in production. Revenues from oil & gas operations are exposed to fluctuations in oil prices and the A$/US$ exchange rate as the significant majority of sales are denominated in US dollars.

Revenues are net of specific hedges described in note 2(f).

Other revenues are generally for the provision of support assets or services into the various venture operations that Woodside operates.

Policy
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and it can be reliably measured. Specific revenue recognition criteria include:

(i) Revenue is recognised when title to the product passes from the Economic Entity or when the right to receive payment is earned under risk service contracts;
(ii) Gas revenue includes amounts sold under contracted take or pay arrangements only when gas, which has been previously paid for, is drawn by the customer;
(iii) Interest revenue is recognised on an effective yield basis;
(iv) Revenue for services rendered (LNG ship charter and Management and other fees) is recognised as the right to receive compensation for the services is attained;
(v) Proceeds on sale of assets are recognised when control of assets has passed to the buyer.

(c) Exploration and Evaluation

Discussion
As a business activity, exploration involves a high degree of risk. Woodside's adoption of an accounting policy closely aligned with the US GAAP Successful Efforts approach is a reflection of this.

Prior to undertaking exploration activities, Woodside carries out focused studies to determine the most suitable exploration regions to undertake exploration. The regions of focus are outlined in the Business Review section of Woodside's Concise Annual Report to shareholders. (See also note 14.) These studies are undertaken by Woodside in its own right or in conjunction with joint venture partners. Pre-investment studies (such as general geological and geophysical costs) are undertaken prior to obtaining tenure to permits under consideration.

As a component of Woodside's capital management processes for exploration and appraisal activities, Expected Monetary Value (EMV - a risked Net Present Value (NPV) measure) is used to rank and prioritise activities.

The company has established a number of criteria to test the validity of carrying forward exploration and evaluation costs prior to Final Investment Decision (FID); these include status of discovery in the company's Hydrocarbon Resource Inventory System, continued commitment to exploration and evaluation of a discovery, representation of commitment within the relevant business plan and ongoing positive NPV's.

Upon the FID being made for commercial development of the resource, carried forward exploration and evaluation costs for that area of interest are transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development. These costs then become part of the capitalised cost of the relevant development.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(c) Exploration and Evaluation (Continued)

Policy

Costs

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. Exploration licence acquisition costs relating to greenfields oil and gas exploration provinces are expensed as incurred while these costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence.

All other exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are charged as expenses as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or
- an area of interest is recognised, and it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

Each potential or recognised area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of Interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

To the extent it is considered that the relevant expenditure will not be recovered it is written off.

Transfer to oil & gas properties

Upon approval of the FID for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development.

Amortisation

Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

(d) Oil & Gas Properties

Discussion

Costs

Costs are only capitalised against oil and gas properties once sufficient certainty exists and appropriate endorsements are obtained in relation to the underlying business. Woodside uses a structured process in order to manage and maximise the development of opportunities from initial identification through to their operational stages, known as the Opportunity and Project Realisation Process (OPREP). OPREP provides clear decision milestones which assist in determining the appropriate stage at which to commence capitalisation of costs. Expenditure on Oil & Gas Property subsequent to initial completion is only capitalised where prescribed improvement/benefit criteria are met. Oil & Gas Property costs also include the cost of drilling production wells. Exploration and evaluation costs are transferred into Projects in Development upon commercial development of an area of interest receiving FID approval.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(d) Oil & Gas Properties (Continued)

Depreciation

To achieve appropriate depreciation, assets are analysed into groups with similar production objectives and patterns of life/utilisation. A units of production (UOP) basis is used to depreciate over 80% of Woodside's oil and gas properties. The balance of assets are depreciated on a straight line basis over their effective lives as this more appropriately reflects their pattern of use.

The probable level of reserves is the primary measure of reserves used in proposing, planning and managing Woodside's oil and gas projects. Probable reserves related to facilities in production are used in the UOP depreciation calculations based on information extracted from Woodside's Hydrocarbon Resource Inventory System. Probable reserves not related to producing facilities are excluded from UOP depreciation calculations. Woodside uses probabilistic methodologies to calculate reserves.

The proved level of reserves is used by Woodside to assess its sensitivity to potential low production outcomes. These proved reserves are not, however, used as the basis of depreciation of assets as, being lower reserves than expected, they would not lead to depreciation which reasonably matches the expected value of the field to Woodside.

Reserves can also be estimated using a deterministic methodology. For Woodside's producing fields, probable reserves are verified using deterministic engineering methods. Hence, for producing fields, the probabilistic probable reserves closely equate to deterministic proved reserves.

All reserves determination methodologies rely on several estimated inputs which vary in confidence levels. Primary uncertainties inherent in estimating quantities of reserves are subsurface (geological and engineering) factors and commodity prices. Subsurface uncertainty is managed through capturing the risk associated with specific variables and their subsequent impact on reserves. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price.

Woodside has a Hydrocarbon Resource Inventory System that contains procedures for the classification and estimation of reserves. Adherence to these procedures ensures that the calculated reserves volumes are technically robust, consistent and auditable. These procedures and resultant reserves estimations have been subject to independent external certification for major gas sales contracts and financing arrangements.

Reserves volumes reported and used in depreciation calculations are after deduction of fuel, flare and losses.

<u>Policy</u>

Costs

Oil and gas properties are shown in the Statement of Financial Position at cost. The cost of qualifying assets include borrowing costs that would have been avoidable, but for the relevant capital programs. Borrowing costs are predominantly made up of interest costs.

Costs are initially incurred against Projects in Development and are transferred to Producing Projects upon commencement of commercial operations for large integrated projects or upon physical completion for standalone or incremental assets.

Profits or losses resulting from the disposal of oil and gas property assets are recognised in the Statement of Financial Performance.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(d) Oil & Gas Properties (Continued)

Depreciation / Amortisation

Oil and gas properties, other than freehold land, are depreciated at rates based on the expected economic lives of the assets. The majority of plant and equipment is depreciated on the UOP basis. Transferred Exploration and Evaluation costs are amortised on the relevant UOP basis for each area of interest. The probable reserves used in these calculations are updated at least annually and are sourced from the same data used to prepare the annual Reserves Statement. Marine vessels and carriers are depreciated on a straight-line basis over their useful lives. The rates are reviewed periodically to reflect technical and economic developments.

(e) Recoverable Amount of Non Current Assets

Discussion

In line with Accounting Standards, Woodside tests the recoverability of its non current assets at least bi-annually or when there are indicators of impairment.

Because of the integrated nature of many of Woodside's major assets, these assessments are performed on the basis of cash inflows derived from the combined operation of these groups of assets. Major assumptions in impairment tests are long term commodity prices and Australian dollar/US dollar exchange rates. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price. Foreign exchange rates used are based on market forecasts of future exchange rates.

Policy

The carrying amounts of non current assets are reviewed bi-annually, or when there is indication of an impairment loss, to determine whether they are in excess of their recoverable amount. If the carrying amount of a non current asset exceeds its recoverable amount the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have been discounted to their present value using market-based, pre-tax risk-adjusted rates.

(f) Derivative Financial Instruments and Hedges

Discussion

Woodside's financial performance is impacted to varying degrees by exposures to commodity price, foreign exchange and interest rate fluctuations, among other things. Each of these exposures, which are discussed below, are analysed and, when seen as appropriate (in line with Board approved treasury policies and approval requirements), various forms of hedges may be entered into. Woodside only hedges specific exposures.

The values of open hedges are recognised in the Statement of Financial Position to clearly communicate the status of Woodside's hedges (see Notes 11 & 21).

Commodity price

Woodside is impacted by fluctuations in the price of oil. A number of these impacts however offset each other; e.g. revenue movements are offset by movements in dependent costs (royalties, excise, Petroleum Resources Rent Tax and corporate taxes).

Where it is appropriate in the light of Woodside's treasury policies, the remaining exposures may be hedged.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(f) Derivative Financial Instruments and Hedges (Continued)

Foreign exchange

Woodside is Australian based; however, as a function of its industry segment of oil and gas, it has predominantly US dollar cashflows. Woodside is accordingly exposed to risks arising from fluctuations in currency exchange rates, mainly Australian dollar/US dollar. Offsets between US dollar inflows (sales) and US dollar outflows (capital and operating expenditures and debt repayments) provide one method to manage the impacts of exchange rate changes.

Woodside's US dollar debt is used as a hedge of specified future US dollar revenues, thus this major impact of Australian dollar/US dollar exchange rate movements is deferred on the Statement of Financial Position until the designated US dollar revenue is earned (see Note 21). Various tests are in place to ensure this hedge relationship satisfies relevant hedge accounting requirements (e.g. designation, sufficiency, effectiveness, and profile of assumed debt repayment).

Interest rate

Woodside is also exposed to fluctuations in interest rates. These exposures are significantly less than for oil prices and exchange rates.

Policy

Discounts or premiums arising on entry to a specific hedge transaction are deferred and amortised over the life of the hedge. All open derivative financial instruments designated as a hedge are measured on a fair value basis and deferred in the Statement of Financial Position until settlement. Futures margin requirements are also recognised on the Statement of Financial Position until settlement. Settlements are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are recognised in the Statement of Financial Performance at the same time as the underlying physical exposure.

The fair value, and changes in fair value, of any derivative financial instruments not designated as a hedge of specific transactions are recognised in the Statement of Financial Performance in the period in which the change occurs.

Commodity price contracts

Oil price swaps, options and oil futures are used to hedge portions of the oil price exposures within anticipated sales.

Foreign exchange contracts

In addition to foreign exchange forward agreements, swaps or options used to hedge specific future transactions, foreign currency loans are used as a hedge against specific future foreign currency sales revenues. Unrealised gains or costs arising from revaluation of the loans are deferred to the Statement of Financial Position and brought to account in the Statement of Financial Performance in the year that designated sales transactions occur.

Interest rate contracts

Interest rate swaps and options are used to hedge interest rate exposures within interest expense. The incurred portion of swap contracts is recognised on an accrual basis in the Statement of Financial Performance as an adjustment to interest expense during the period.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(g) Provision for Restoration

Discussion

In line with Woodside's Environmental Policy all Woodside activities are planned and performed so that adverse effects on the environment are either avoided or kept to an acceptable level while meeting all statutory requirements. This includes commitments to remove old subsea wellheads and restore operating locations in accordance with Australian and international oil and gas standards and practice.

Provision for operating locations is made progressively for the eventual costs of restoration at a rate in line with the depreciation rate used for the primary assets at each location. See discussion within Note 2 (c) above. Workscope and cost estimates for restoration are reviewed annually and updated on a cyclical basis at least every three years. Woodside has a structured engineering cost estimating process which is followed in deriving the cost estimates.

Policy

Provision is made in the Statement of Financial Position for restoration of operating locations. The estimated costs are charged as an expense on a Units of Production (UOP) basis.

The nature of work planned by the Economic Entity for current offshore locations includes removal of topside facilities, mooring systems and substructures, abandonment of wells and the in situ abandonment of pipelines, following the purging of all contaminants, and for current onshore locations includes the removal of all facilities, as required, reinstatement and revegetation of the site similar to surrounding areas.

Provision is made in the Statement of Financial Position for removal of old subsea wellheads where a liability is assessed as existing and is charged as an expense. The nature of work planned by the Economic Entity for the removal of these old subsea wellheads involves the use of a specialised vessel to cut & recover the wellhead structure and for some wells, use of a mobile drilling unit to re-enter and abandon the well and remove the wellhead.

The costs are based on the latest estimated future costs, determined on a discounted basis, which are re-assessed regularly and exclude any allowance for potential changes in technology or material changes in legislative requirements.

The Economic Entity accounts for changes in cost estimates on a prospective basis.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation Principles

Consolidated financial statements are prepared on an Economic Entity basis for Woodside Petroleum Ltd. (the "Chief Entity") and the entities ("Controlled Entities") it controlled from time to time during the financial year and at year-end.

In preparing the financial report, the effects of all transactions between entities within the Economic Entity are eliminated in full.

(b) Costs

Costs and expenses are recognised when it is probable that the consumption or loss of future economic benefits has occurred and they can be reliably measured. Specific cost recognition criteria are addressed below.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Foreign Currency

Transactions
Foreign currency transactions are initially translated into Australian dollars at the exchange rate applying on the date of the transaction. The subsequent receipt or payment of funds relating to the transaction is translated at the rate applicable on the date of receipt or payment.

Assets and liabilities at balance date are translated at the exchange rate prevailing on balance date.

Except in relation to certain hedges (see Note 2(f)) exchange gains or costs, whether realised or unrealised, from the translation of assets and liabilities are included in the determination of operating profit.

Foreign Operations
Each foreign operation is assessed to determine if it is a self-sustaining or integrated operation. All current foreign operations are integrated operations, the financial statements of these operations are translated using the temporal rate method. No foreign operation is accounted for in a currency having a high inflation rate.

(d) Leases

Leases are classified at their inception as either operating or finance leases. This classification is based on the economic substance of the agreement and reflects which party retains substantially all of the risks and benefits incidental to ownership. For operating leases the minimum lease payments are recognised as an expense on a straight-line basis.

(e) Earnings per Share

Earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element. There are no factors that dilute basic earnings per share.

(f) Current Assets and Liabilities

Current assets and liabilities are recognised on the basis of assets expected to be realised or consumed and liabilities expected to be settled within the next twelve months.

(g) Cash

Cash on hand, cash in banks and short-term deposits are stated at the lower of cost and net realisable value. For the purpose of the statement of cash flows, cash includes cash on hand, cash at bank and money market investments readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense on an effective yield basis.

(h) Trade and Other Receivables

Trade debtors are initially recorded at the amount of contracted sales proceeds. Receivables from related parties are recognised and carried at the nominal amount due.

(i) Inventories

Work in progress and finished stocks
Work in progress consists of stocks requiring further processing by the Economic Entity to convert them to finished stock.

Finished stocks represent hydrocarbon products that are in the form in which they will be sold by the Economic Entity.

Work in progress and finished stocks are valued at the lower of cost and net realisable value. Cost is derived on an absorption-costing basis and includes direct processing costs and an appropriate portion of fixed and variable overheads. Costs are assigned to finished stock on a weighted average basis.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Inventories (Continued)

Warehouse stores and materials
Warehouse stores and materials represent consumable supplies and maintenance spares expected to be used in production and are valued at weighted average cost. Cost comprises purchase, inspection and transportation costs.

Warehouse stores and materials determined to be obsolete or damaged are written down to net realisable value. No general provision for obsolescence is made in the accounts of the Economic Entity.

(j) Investments

Controlled entities
Investments in controlled entities are carried at the lower of cost and recoverable amount. Dividends are recognised upon attaining the right to receive. These transactions are eliminated in the consolidated financial statements.

Other entities
Investments in other entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial statements and the lower of cost and recoverable amount in the relevant entities financial statements. Dividends are recognised upon attaining the right to receive.

(k) Other Plant & Equipment

Cost
Other plant and equipment is carried at cost. Profits or losses resulting from the disposal of other plant and equipment are recognised in the Statement of Financial Performance.

Depreciation
Depreciation of other plant and equipment is provided at rates based on the expected economic lives of the assets. The majority of these assets are depreciated on a straight line basis with a useful life of 5 years (2002: 5 years).

(l) Debt Establishment Costs

Debt establishment costs are carried forward and amortised over the lives of the financing facilities.

(m) Financial Instruments Included in Assets

Bank and money market deposits, loans, marketable securities and marketable equity securities are carried at cost. Purchases and sales of investments are recognised on the trade date, which is when control of the investment has passed from the seller to the purchaser.

(n) Provisions

Employee benefits

(i) Change in accounting policy regarding employee benefit provisions

<u>Description of and Reason for Change</u>

The economic entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the economic entity measured the provision for employee benefits based on remuneration rates applicable as at the reporting date. In accordance with the requirements of the revised Standard, the provision for the employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Provisions (continued)

Financial Effect of Change

The effect of the revised policy has been to increase employee benefit liabilities at the beginning of the year by $676 thousand, decrease opening consolidated retained profits by $203 thousand and increase receivables by $473 thousand. In addition, current year profits have decreased by $19 thousand due to an increase in the employee benefits expense. Current provisions at 31 December 2003 have also increased by $429 thousand and non-current provisions have increased by $311 thousand as a result of the change in accounting policy.

(ii) Revised Policy

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave, long service leave and the provision of interest free loans under the Woodside Employee Share Plan. Liabilities arising in respect of wages and salaries, annual leave, sick leave (regardless of whether they are expected to be settled within 12 months) and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used. Rates which approximate the Economic Entity's incremental borrowing rate are used to determine the present value of cash inflows arising from the employee share plan receivable.

The cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased employee benefit costs each period. Any costs arising from the limited-recourse component of the plan are recognised as an employee expense in the period that they are incurred. The option value to the employee of the limited-recourse nature of the Plan is not charged as an employee benefit expense. The costs to the company of providing the Share Plan benefit to employees is included in determining the remuneration of relevant employees as disclosed in the Economic Entity's Full Financial Report.

Contributions to the Economic Entity's superannuation plans by entities within the Economic Entity are charged against profit when due. The Economic Entity does not record excesses of assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset in the Financial Report.

Directors' retiring allowance

Provision is made for directors' retiring allowance as entitlements to receive benefits are earned in accordance with the rules approved by shareholders. Retirement benefits are payable to non-executive directors and are based on a multiple of their last three years average annual emoluments. Pro rata entitlements are earned after three years service with the full entitlement being earned after ten years.

Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at rates applicable to the expected period of reversal, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Provisions (continued)

Tax consolidations

At the date of signing the financial report Woodside is continuing to analyse the financial impact of entering into the tax consolidation regime. Therefore, there is no impact of tax consolidations recognised in this financial report.

It is expected that any impact realised by the Woodside group upon entry into the tax consolidation regime will be reflected in the financial report for the half year ended 30 June 2004.

A tax consolidated group is one in which Australian wholly owned group companies are taxed as a single Entity, as opposed to the current system, whereby the individual tax liability of each wholly owned group company is determined and assessed.

(o) Financial Instruments Included in Liabilities

Corporate debt is initially recorded at the principal amount. Interest is charged as an expense as it accrues.

Loans, debentures and notes payable are recognised when issued at the principal amount, with any discount on issue separately recognised and amortised over the period to maturity.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Economic Entity.

Dividends payable are recognised when declared by the Economic Entity.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Share Capital

Ordinary share capital is recorded at value of consideration received. The costs of issuing shares are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
4. PROFIT FROM ORDINARY ACTIVITIES				
Profit from ordinary activities before income tax is arrived at after taking into account:				
(a) Revenues from oil & gas operations				
Sales revenue				
Liquefied Natural Gas and Domestic Gas	707,660	665,669	-	-
Condensate	415,244	397,721	-	-
Oil – Laminaria	347,594	565,337	-	-
Oil – NWS	286,961	296,419	-	-
Oil – Legendre	204,341	208,527	-	-
Liquefied Petroleum Gas	56,727	58,650	-	-
	2,018,527	2,192,323	-	-
LNG ship charter revenue	40,755	48,280	-	-
Total revenues from oil & gas operations	2,059,282	2,240,603	-	-
(b) Cost of sales				
Cost of production				
Production costs	(134,276)	(179,864)	-	-
Royalty and excise	(214,036)	(205,265)	-	-
Petroleum Resource Rent Tax	(66,922)	(147,916)	-	-
Third party gas	(4,759)	(5,662)	-	-
Insurance	(17,155)	(21,444)	-	-
Product inventory movement	(19,117)	18,113	-	-
	(456,265)	(542,038)	-	-
Shipping and Marketing Costs				
LNG shipping	(80,448)	(88,930)	-	-
Other liquids shipping	(6,997)	(6,979)	-	-
Marketing/sales administration	(3,545)	(11,121)	-	-
	(90,990)	(107,030)	-	-
Oil & Gas Property, Depreciation / Amortisation				
Land and buildings	(10,951)	(10,606)	-	-
Transferred exploration and evaluation	(30,283)	(25,931)	-	-
Plant and equipment	(177,177)	(237,786)	-	-
Marine vessels and carriers	(4,707)	(1,490)	-	-
	(223,118)	(275,813)	-	-
Provision for restoration of operating locations	(29,476)	(22,085)	-	-
Total cost of sales	(799,849)	(946,966)	-	-
Gross profit	1,259,433	1,293,637	-	-

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
4. PROFIT FROM ORDINARY ACTIVITIES (Continued)				
(c) Other revenues from ordinary activities				
Interest received/receivable				
Controlled entities	-	-	1,576	4,471
Other entities	27,756	32,690	9,546	8,180
Dividends received/receivable				
Controlled entities	-	-	668,714	140,000
Other entities	9,029	9,695	6	-
Management and other fees				
Other entities	42,765	46,875	106,125	69
Proceeds on sale (See Note 6)				
Investments	62,179	2,195	-	-
Exploration & evaluation	9,089	3,141	-	-
Oil & Gas Properties	1,580	1,514	-	-
Total other revenues from ordinary activities	152,398	96,110	785,967	152,720
(d) Share of associates' net profit/(loss)	(5,859)	(6,306)	-	-
(e) Borrowing costs				
Interest paid/payable – other entities	(56,206)	(76,222)	-	-
Borrowing costs (interest) capitalised	4,435	-	-	-
Other debt servicing costs	(1,292)	(1,460)	-	-
Amortisation of debt establishment costs	(973)	(953)	-	-
Total borrowing costs	(54,036)	(78,635)	-	-
(f) Other expenses from ordinary activities				
Exploration				
Current year	(270,919)	(165,057)	-	-
Amortisation of licence acquisition costs	(24,578)	(1,715)	-	-
Prior years expenditures	-	(812,528)	-	-
Total exploration	(295,497)	(979,300)	-	-
Corporate				
Administration	(38,801)	(28,858)	(11,032)	(7,664)
Depreciation	(12,950)	(11,930)	-	-
Total corporate	(51,751)	(40,788)	(11,032)	(7,664)

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000

4. PROFIT FROM ORDINARY ACTIVITIES (Continued)

(f) Other expenses from ordinary activities (Continued)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
New business development and venture management	(34,909)	(57,140)	-	-
Other costs				
Diminution in value of investments				
Controlled entities	-	-	-	-
Other entities	(19,565)	(106,045)	(100,337)	-
Reversal of prior period diminution in value of investments upon sale	15,732	-	-	-
Exchange gains/(losses)				
Cash balances	(21,178)	1,709	-	-
Other items (including fx hedges)	(26,245)	(30,441)	(15)	-
Total exchange gains/(losses)	(47,423)	(28,732)	(15)	-
Financial instruments no longer specific hedges	425	116	-	-
Written down value of assets sold (See Note 6)				
Investments	(62,179)	(3,200)	-	-
Exploration and evaluation	-	-	-	-
Oil and gas properties	(2,406)	(3,931)	-	-
Other	(26,435)	(18,057)	-	-
Total other costs	(141,851)	(159,849)	(100,352)	-
Total other expenses from ordinary activities	(524,008)	(1,237,077)	(111,384)	(7,664)
Profit from ordinary activities before income tax	827,928	67,729	674,583	145,056

5. INCOME TAX

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows:				
Prima facie tax on operating profit at 30% (2002: 30%)	248,378	20,319	202,366	43,526
Permanent differences:				
Non-allowable depreciation	1,324	3,053	-	-
Non-deductible exploration and evaluation adjustments, write-offs and disposals	1,788	30,743	-	-
Foreign exploration tax losses not brought to account	61,281	71,822	-	-
Research and development	(630)	(449)	-	-
Rebatable dividends	-	4	(200,614)	(42,000)
Diminution in value of investments				
Controlled entities	-	-	-	-
Other entities	1,201	31,813	-	-
Tax rate differential on non-Australian income	(4,949)	(5,944)	-	-
Other	437	14,076	(1,073)	-
Under/(over) provision from prior year	(7,587)	(5,716)	-	(5,234)
Income tax expense/(benefit) attributable to profit from ordinary activities	301,243	159,721	679	(3,708)
Income tax expense/(benefit) comprises:				
Provision attributable to future years				
Deferred tax liability	(18,219)	(171,123)	-	-
Future income tax benefit	-	(247)	-	(247)
Current income tax payable	319,462	331,091	679	(3,461)
Income tax expense/(benefit)	301,243	159,721	679	(3,708)

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
6. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES				
Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.				
(a) Individually significant items				
(i) Adoption of revised exploration and evaluation policy [see note 4(f)]				
Exploration & Evaluation	-	(386,356)	-	-
Oil & Gas Properties				
Projects in Development	-	(235,094)	-	-
Producing Projects	-	(191,078)	-	-
	-	(812,528)	-	-
Applicable income tax benefit	-	168,789	-	-
	-	(643,739)	-	-
(ii) Impact of revised exploration and evaluation policy on 2002 performance [see note 4(f)]				
Oil & Gas Property, Depreciation /Amortisation – transferred exploration and evaluation	-	51,362	-	-
Exploration expense current year	-	(126,445)	-	-
Exploration expense - amortisation licence acquisition costs	-	(1,715)	-	-
	-	(76,798)	-	-
Applicable income tax benefit	-	5,186	-	-
	-	(71,612)	-	-
	-			
(iii) Investment in Oil Search Limited				
Diminution in value of investment [see Note 4(f)]	-	(106,045)	-	-
Applicable income tax benefit	-	-	-	-
	-	(106,045)	-	-
(b) Gains (losses) from sale of assets (excluding items in 6(a))				
Exploration and evaluation	9,089	-	-	-
Oil and gas properties	(826)	724	-	-
Investments	-	(1,005)	-	-
Total gains/(losses) on sale of assets	8,263	(281)	-	-
(c) Dissolution of subsidiary companies				
Dividend received from controlled entities (Woodside Petroleum Development Pty. Ltd. & Mid-Eastern Oil Ltd)	-	-	255,380	-
Diminution in value of investment in controlled entities upon dissolution of Woodside Petroleum Development Pty. Ltd. and Mid-Eastern Oil Ltd.	-	-	(100,341)	-
Gain on receipt of shares for no consideration from Woodside Energy Limited	-	-	103,892	-
	-	-	258,931	-

All in accordance with the 1998 court approved scheme of arrangement. No net Economic Entity impact (Refer to Note 43)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
7. EARNINGS PER SHARE				
Basic earnings per share and diluted earnings per share are identical.				
Earnings/(loss) used in calculating basic and diluted earnings per share	526,685	(91,992)		
Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667		
Basic earnings per share (cents)	79.0	(13.8)		
There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.				
8. DIVIDENDS PAID				
(a) Interim dividends paid 21.0 cents (2002: 21.0 cents)				
Franked	140,000	140,000	140,000	140,000
Unfranked	-	-	-	-
	140,000	140,000	140,000	140,000
(b) Previous year final dividend paid 41.0 cents (2002: 46.0 cents)				
Franked	273,333	306,667	273,333	306,667
Unfranked	-	-	-	-
	273,333	306,667	273,333	306,667
(c) Summary of dividends in relation to reported periods (either proposed or paid)				
Interim dividend				
21.0 cents (2002: 21.0 cents)	140,000	140,000	140,000	140,000
Final dividend				
Declared February 2003 : 41 cents	-	273,333	-	273,333
Declared February 2004 : 25 cents (Note 28)	166,667	-	166,667	-
	306,667	413,333	306,667	413,333
Dividend in respect of financial year	46 cents	62 cents		

8. DIVIDENDS PAID (Continued)

The tax rate at which dividends have or will be franked is 30% (2002: 30%). The amount of franking credits available for the subsequent financial year are:

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Franking credits available following payment of tax and dividends in respect of previous financial year	357,537	454,942	8,607	15,945
Franking credits arising from instalments of tax paid in respect of current year	210,756	330,622	(2,725)	528
Franking credits arising from received franked dividends	205	41	61,596	60,000
Franking debits arising from the payment of interim dividends	(60,000)	(60,000)	(60,000)	(60,000)
Impact on franking credits of New Business Tax System	-	(354,259)	-	(9,385)
Franking account balance as at the end of the financial year	508,498	371,346	7,478	7,088
Franking credits that will arise from the payment of income tax payable as at the end of the financial year	94,011	103,334	653	1,519
Franking credits that will arise from the receipt of franked dividends	-	-	71,429	117,143
Franking debits that will arise from the payment of dividends as at the end of the financial year	(71,429)	(117,143)	(71,429)	(117,143)
Franking account balance after payment of tax and dividends	531,080	357,537	8,131	8,607

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
9. RECEIVABLES (CURRENT)				
Trade debtors	171,021	173,761	-	-
Other debtors				
Controlled entities	-	-	322,463	76,272
Other entities	79,289	112,955	-	-
Dividend receivable				
Controlled entities	-	-	-	-
Other entities	7,342	9,752	-	-
Accrued interest income	3,226	1,893	-	-
	260,878	298,361	322,463	76,272
Australian dollar equivalent of amounts included in receivables above in (US) dollars not effectively hedged	95,214	110,538	-	-

Within the Economic Entity trade debtors are denominated in a mixture of Australian and US dollars and are on settlement terms of between 10 and 30 days. Other debtors represent other receivables with various maturities.

Dividends receivable from other entities are receivable within 30 days of period end. Accrued interest is receivable within 30 days of entitlement.

RECEIVABLES (NON CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Advances - controlled entities	-	-	254,737	254,737
Advances - other entities	-	-	-	-
Loans for employee share plan	128,538	128,266	128,538	128,266
Deferred settlement on sale – other entity	178,714	218,750	-	-
	307,252	347,016	383,275	383,003

Advances – other entities are denominated in Australian dollars, are interest bearing at commercial rates, with settlement required on or before 2015.

For significant terms and conditions relating to the employee share plan see Note 30.

Deferred settlement on sale – other entity represents proceeds on 2001 sale of part interest in Sunrise Gas Project to Phillips STL Proprietary Limited. It is denominated in US dollars and is escalating at an agreed rate, with settlement due in 2005. If commitment to the Sunrise Gas Project is made before the settlement date this receivable will be settled through the acquirer meeting, to the extent of the receivable, Woodside's capital costs in the project.

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
10. INVENTORIES (CURRENT)				
Petroleum products - at cost				
Work in progress	166	296	-	-
Finished stocks	10,986	29,973	-	-
Warehouse stores and materials at cost	2,855	9,112	-	-
	14,007	39,381	-	-
INVENTORIES (NON CURRENT)				
Warehouse stores and materials at cost	18,264	12,364	-	-
11. OTHER FINANCIAL ASSETS (CURRENT)				
Unrealised cost on open oil price hedges	31,010	82,614	-	-
Unrealised cost on open fx hedges	-	12,581	-	-
Unrealised receivable on open fx hedges	38,589	-	-	-
Unrealised receivable on open interest rate hedges	1,234	1,841	-	-
Unrealised cost on gas purchase commitments	2,290	5,480	-	-
	73,123	102,516	-	-

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument. Also see Note 30.

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

OTHER FINANCIAL ASSETS (NON CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Investments – Not equity accounted				
Shares in listed entities - at cost				
Oil Search Limited (Oil & Gas, 2002 6.88%)	-	152,491	-	-
Less: Provision for diminution in value	-	(106,045)	-	-
	-	46,446	-	-
Ocean Power Technologies Inc. (wave energy power systems - 2.98%)	5,825	-	-	-
Less: Provision for diminution in value	(1,362)	-	-	-
	4,463	-	-	-
Hardman Resources (Oil & Gas, 10.05% (2002: 11.38%))	45,437	45,437	-	-
Total shares in listed entities	49,900	91,883	-	-

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
OTHER FINANCIAL ASSETS (NON CURRENT) (Continued)				
Shares in unlisted entities – at cost				
Controlled entities – at cost (Also see Note 43)	-	-	456,363	448,973
Less: Provision for diminution in value	-	-	(48,898)	(54,847)
	-	-	407,465	394,126
Other entities – at cost				
Ocean Power Technologies Inc. (wave energy power systems – 2002: 5.00%)	-	5,825	-	-
Ocean Power Technologies (Australasia) Pty. Ltd. (wave energy power systems – 11.76%) (2002: 11.76%)	2,000	2,000	-	-
Less provision for diminution in value	(2,000)	-	-	-
	-	2,000	-	-
Other entities	2,846	2,846	-	-
Less: Provision for diminution in value	(2,772)	(2,772)	-	-
	74	74	-	-
Total shares in unlisted entities	74	7,899	407,465	394,126
Total investments	49,974	99,782	407,465	394,126
Financial instruments (hedges) - at fair value				
Unrealised cost on open oil price hedges	497	10,548	-	-
Unrealised cost on open fx hedges	-	9,171	-	-
Unrealised receivable on open fx hedges	28,762	-	-	-
Unrealised receivable on open interest rate hedges	5,797	3,705	-	-
	35,056	23,424	-	-
Other financial assets				
Greenhouse gas options – at cost	1,204	1,204	-	-
Less: Provision for diminution in value	(1,204)	-	-	-
	-	1,204	-	-
Unrealised cost on gas purchase commitments - at fair value	21,004	22,346	-	-
	21,004	23,550	-	-
	106,034	146,756	407,465	394,126

Unrealised cost on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled between 12 months and 16 years.

Realisation and settlement of open hedges is dependent upon the settlement date of each hedge instrument. Also see Note 30.

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
12. OTHER ASSETS (CURRENT)				
Deferred cost on realised oil price hedge settlements	3,717	6,250	-	-
Deferred premiums on oil and fx options	1,558	1,780	-	-
Prepayments	6,067	12,864	-	-
	11,342	20,894	-	-
OTHER ASSETS (NON CURRENT)				
Debt establishment costs	10,688	11,560	-	-
Less: Accumulated amortisation	(3,548)	(4,601)	-	-
	7,140	6,959	-	-
Deferred exchange loss on borrowings	-	332,472	-	-
Deferred cost of settled interest rate hedges	2,089	2,576	-	-
Prepayments	7,793	3,209	-	-
Deferred employee benefit expense	10,449	10,293	-	-
	27,471	355,509	-	-

Deferred interest rate hedge settlements will be amortised to expense through to 2008.

13. EQUITY ACCOUNTED INVESTMENTS

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Investments - at equity accounted amount	24,096	29,666	-	-
Less: Provision for diminution in value	(15,000)	-	-	-
	9,096	29,666	-	-

(Further information relating to equity accounted investments is contained in note 41).

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

14. EXPLORATION & EVALUATION (NON CURRENT)

(a) Regions of Focus at cost

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Australia				
Browse	6,010	5,737	-	-
Carnarvon	350,044	276,576	-	-
Timor Sea	63,606	56,334	-	-
Victoria (Gippsland, Otway)	89,255	70,172	-	-
United States				
Gulf of Mexico	60,455	79,175	-	-
Africa				
West Africa (Mauritania)	105,582	71,859	-	-
North Africa (Algeria, Libya)	4,717	-	-	-
Total exploration and evaluation	679,669	559,853	-	-
Less accumulated amortisation	(26,151)	(3,834)	-	-
	653,518	556,019	-	-

(b) Reconciliations of the carrying amounts of capitalised exploration and evaluation at the beginning and end of the current financial year are set out below

Consolidated	Exploration & Evaluation 2003 $000	Exploration & Evaluation 2002 $000
Carrying amount at 1 January 2003	556,019	730,512
Additions	194,102	213,579
Amortisation	(24,578)	(3,834)
Expensed during the year	(66,860)	-
Transferred to oil and gas properties – Projects in Development	(5,165)	-
Policy change adjustment	-	(384,238)
Carrying amount at 31 December 2003	653,518	556,019

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
15. OIL & GAS PROPERTIES (NON CURRENT)				
Producing projects at cost				
Land and buildings	312,589	312,361	-	-
less: Accumulated depreciation	(175,977)	(165,691)	-	-
Total land and buildings (a)	136,612	146,670	-	-
Transferred exploration and evaluation	190,207	222,942		
less: Accumulated amortisation	(109,610)	(111,775)	-	-
Total exploration and evaluation	80,597	111,167	-	-
Plant and equipment	4,116,346	3,749,269	-	-
less: Accumulated depreciation	(2,060,482)	(1,895,782)	-	-
Total plant and equipment	2,055,864	1,853,487	-	-
Marine vessels and carriers	252,687	252,599	-	-
less: Accumulated depreciation	(118,836)	(114,129)	-	-
Total marine vessels and carriers	133,851	138,470	-	-
Total producing projects	2,406,924	2,249,794	-	-
Projects in development at cost				
Land and buildings	1,032	862	-	-
Transferred exploration and evaluation	7,621	-	-	-
Plant and equipment (b)	532,874	596,437	-	-
Marine vessels and carriers	36,703	19,715	-	-
Total projects in development	578,230	617,014	-	-
Total oil and gas properties	2,985,154	2,866,808	-	-
(a) All material land and buildings assets disclosed above are used in, or are ancillary to, the Company's extractive industry operations.				
(b) Borrowing costs recognised during the year as part of the carrying amount of qualifying assets.	4,435	-	-	-

15. OIL & GAS PROPERTIES (NON CURRENT) (Continued)

(c) Reconciliations of the carrying amounts of each class of Oil and gas properties at the beginning and end of the current financial year are set out below:

	Land and buildings $000	Transferred Exploration & Evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in Development $000	Total $000
Consolidated						
Carrying amount at 1 January 2003	146,670	111,167	1,853,487	138,470	617,014	2,866,808
Additions / Transferred in	54	-	3,708	24	342,666	346,452
Disposals (written down value)	(227)	(4,101)	(4,474)	-	-	(8,802)
Depreciation and amortisation	(10,951)	(30,283)	(177,177)	(4,707)	-	(223,118)
Completions	1,066	3,814	380,320	64	(381,450)	3,814
Carrying amount at 31 December 2003	**136,612**	**80,597**	**2,055,864**	**133,851**	**578,230**	**2,985,154**

(d) Reconciliations of the carrying amounts of each class of Oil and gas properties at the beginning and end of the prior financial year are set out below:

	Land and buildings $000	Transferred Exploration & Evaluation $000	Plant and equipment $000	Marine vessels & carriers $000	Projects in development $000	Total $000
Consolidated						
Carrying amount at 1 January 2002	156,690	488,892	1,835,459	143,032	640,140	3,264,213
Additions / Transferred in	320	3,900	(6,062)	-	310,944	309,102
Disposals (written down value)	(679)	-	(742)	(3,101)	-	(4,522)
Depreciation and amortisation	(10,606)	(25,931)	(237,786)	(1,490)	-	(275,813)
Completions	945	-	98,002	29	(98, 976)	-
Adjustment	-	(191,078)	-	-	(235,094)	(426,172)
Reclassification	-	(164,616)	164,616	-	-	-
Carrying amount at 31 December 2002	**146,670**	**111,167**	**1,853,487**	**138,470**	**617,014**	**2,866,808**

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

16. OTHER PLANT & EQUIPMENT (NON CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Plant and equipment	88,742	76,519	-	-
less: Accumulated depreciation	(52,041)	(41,070)	-	-
	36,701	35,449	-	-
Assets under construction	101,209	43,828	-	-
Total other plant and equipment	137,910	79,277	-	-

(a) Reconciliations of the carrying amounts of other plant and equipment at the beginning and end of the current financial year are set out below:

	2003 $'000	2002 $'000
Carrying amount at 1 January	79,277	57,269
Additions	71,790	34,049
Disposals (written down value)	(227)	(111)
Depreciation and amortisation	(12,930)	(11,930)
Carrying amount at 31 December	137,910	79,277

17. DEFERRED TAX ASSETS (NON CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Future income tax benefit	649	649	649	649

18. PAYABLES (CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Trade creditors	181,212	181,835	-	-
Other creditors	136,184	113,219	153	-
Interest payable – other persons	18,387	21,978	-	-
	335,783	317,032	153	-
Australian dollar equivalent of amounts included in accounts payable above in US dollars not effectively hedged.	-	-	-	-

Trade and other liabilities are normally settled on 30 day terms.

Details regarding interest payable are in Note 30.

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

19. TAX LIABILITIES (CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Income tax payable	100,992	105,152	7,594	8,460

Current income tax liability is for fourth quarterly instalment due in January 2004 and final payment due in June 2004.

20. PROVISIONS (CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Employee benefits	52,858	56,848	-	-
Directors' retiring allowance	161	-	161	-
Termination benefits	2,045	-	-	-
	55,064	56,848	161	-

Details regarding employee benefits are in Note 32.

PROVISIONS (NON CURRENT)

	2003 $000	2002 $000	2003 $000	2002 $000
Restoration of operating locations	141,404	111,928	-	-
Employee benefits	13,435	9,487	-	-
Directors' retiring allowance	1,713	1,930	1,713	1,930
	156,552	123,345	1,713	1,930

Details regarding the provision for restoration of operating locations are in Note 2(g). Details regarding employee benefits are in Note 32. Details regarding the Directors' retiring allowance are in Note 3(n).

Movements In Provisions

	2003 $000	2002 $000	2003 $000	2002 $000
(a) Restoration of operating locations				
Carrying amount - opening balance	111,928	89,843	-	-
Additional provision	29,476	22,085	-	-
Amounts utilised during the year	-	-	-	-
Carrying amount - closing balance	141,404	111,928	-	-

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
20. PROVISIONS (Continued)				
(b) Directors' retiring allowance				
Carrying amount - opening balance	1,930	1,591	1,930	1,591
Additional provision	174	339	174	339
Amounts utilised during the year	(230)	-	(230)	-
Carrying amount - closing balance	1,874	1,930	1,874	1,930
Current	161	-	161	-
Non-Current	1,713	1,930	1,713	1,930
	1,874	1,930	1,874	1,930

21. OTHER LIABILITIES (CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Unrealised liability on open oil price hedges	31,010	83,817	-	-
Unrealised liability on open fx hedges	-	12,582	-	-
Unrealised revenue on open fx hedges	38,589	-	-	-
Unrealised revenue on open interest rate hedges	1,234	1,841	-	-
Unrealised liability on gas purchase commitments	2,290	5,480	-	-
Unearned revenue	13,624	14,026	-	-
	86,747	117,746	-	-

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is expected to be settled within the next 12 months.

OTHER LIABILITIES (NON CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Unrealised liability on open oil price hedges	497	10,548	-	-
Unrealised liability on open fx hedges	-	9,171	-	-
Unrealised revenue on open fx hedges	28,762	-	-	-
Unrealised revenue on open interest rate hedges	5,797	3,704	-	-
Deferred revenue on settled interest rate hedges	838	691	-	-
Deferred exchange gain on borrowings	20,386	-	-	-
Unrealised liability on gas purchase commitments	21,004	22,346	-	-
Unearned revenue	12,880	20,714	-	-
Amounts payable – controlled entities	-	-	15,537	15,537
	90,164	67,174	15,537	15,537

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000

OTHER LIABILITIES (NON CURRENT) (Continued)

Realisation and settlement of open hedges is dependent upon the settlement date of each instrument.

Unrealised liability on gas purchases is in accordance with an agreement to draw on a committed gas purchase that is required to be settled between 12 months and 16 years.

Deferred revenue on interest rate hedge settlements will be amortised against expense through to 2011.

22. INTEREST BEARING LIABILITIES (NON CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Corporate facility	-	352,983	-	-
Bonds	1,068,376	970,702	-	-
Bilaterals	-	105,895	-	-
	1,068,376	1,429,580	-	-

Details regarding borrowings are in Note 29.

23. DEFERRED TAX LIABILITIES (NON CURRENT)

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Deferred income tax liability	455,090	473,309	-	-

24. CONTRIBUTED EQUITY

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
(a) Issued and fully paid up				
666,666,667 ordinary shares	706,491	706,491	706,491	706,491
(b) Movement in contributed equity				
Opening balance	706,491	708,291	706,491	706,491
Adjustment to contributed equity for Economic Entity	-	(1,800)	-	-
Closing balance	706,491	706,491	706,491	706,491

The number of ordinary shares on issue has not changed in the past 2 years.

(c) All shares are a single class with equal rights to dividends, capital distributions and voting. There are no shares reserved for share options or other arrangements.

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000

25. RESERVES

(a) Movement in capital profits reserve				
Opening balance	-	81,907	-	93,725
Transfer to retained earnings	-	(81,907)	-	(93,725)
Closing balance	-	-	-	-

(b) This reserve previously recorded capital gains on the sale of interests in other entities and was transferred to retained profits in the prior year.

26. RETAINED PROFITS

Movements in retained profits

Balance at beginning of year	1,613,891	1,763,976	121,632	19,143
Adjustment arising from adoption of revised accounting standard AASB 1028 Employee Benefits	(203)	-	-	-
	1,613,688	1,763,976	121,632	19,143
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	526,685	(91,992)	673,904	148,764
Dividends provided for or paid	(413,333)	(140,000)	(413,333)	(140,000)
Aggregate of amounts transferred from the capital profits reserve.	-	81,907	-	93,725
Balance at end of year	1,727,040	1,613,891	382,203	121,632

27. NOTE TO THE STATEMENTS OF CASH FLOWS

(a) Components of Cash				
Cash at bank	4,073	4,434	-	-
Commercial Paper	10,000	-	-	-
Money market deposits	163,528	150,918	-	-
Total cash	177,601	155,352	-	-

Commercial Paper: 2003 $10 million (2002 Nil) is denominated in A$ with a maturity of 7 days and effective interest rate of 5.42%.
Money market deposits are denominated in A$ and US$ with an average maturity of 3.5 days (2002: 1 day) and effective interest rate of 1.1% to 5.25% (2002: 1.2% to 4.7%).

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

Notes to and forming part of the Full Financial Report for the year ended 31 December 2003

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
27. NOTE TO THE STATEMENTS OF CASH FLOWS (Continued)				
(b) Reconciliation of net cash from operating activities to operating profit after income tax				
Operating profit after income tax	526,685	(91,992)	673,904	148,764
Depreciation and amortisation	261,619	290,411	-	-
Exchange (gains)/losses on cash balances	21,178	(1,709)	-	-
Exchange (gains)/losses on USD deferred settlement	56,097	21,259		
Unrealised Exchange (gains)/losses	(7,938)	17,491	-	-
(Profit)/loss on sale of exploration and evaluation	(9,089)	(3,141)	-	-
(Profit)/loss on sale of oil and gas properties	826	2,417	-	-
Unearned income	(8,246)	(14,191)	-	-
Diminution in value of investments				
- controlled entities	-	-	100,337	-
- other entities	3,833	106,045	-	-
Dissolution of controlled entities	-	-	(103,892)	-
Prior years exploration	-	976,447	-	-
Transfer of exploration activities to investing	270,919	-	-	-
Share of associates net (profit)/loss	6,569	6,306	-	-
Decrease/(increase) in assets				
Trade debtors	2,739	77,445	-	-
Interest receivable	(1,334)	(35)	-	-
Prepayments	2,595	(2,446)	-	-
Dividends receivable	2,410	(513)	-	306,667
Inventories	18,226	(12,417)	-	-
Other assets	(5,331)	40,052	-	395
(Decrease)/increase in liabilities				
Income tax – current liability	(4,160)	10,494	(866)	2,154
Income tax – deferred liability / benefit	(18,219)	(173,477)	-	(247)
Provisions	30,740	28,043	(56)	339
Creditors and other items	52,754	(69,638)	153	-
Net cash from operating activities	1,202,873	1,206,851	669,580	458,072

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000

28. SUBSEQUENT EVENTS

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 25 cents (2002: 41cents), payable in March 2004. The amount of this dividend will be $166,666,667 (2002: $273,333,333). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

China Equity Sale

The North West Shelf participants and CNOOC Limited (a listed subsidiary of China National Offshore Oil Corporation) announced on 16 May 2003 the formalisation of agreements to provide for CNOOC subsidiary CNOOC NWS Private Ltd. to acquire an interest in the NWS Venture titles and to secure rights to use NWS Venture infrastructure to process gas. Regulatory and other approvals required to complete these agreements remain outstanding at year end.

Subsequent to year end, CNOOC has, in relation to these agreements, paid US$80.5 million to Woodside but the agreements remain conditional with an anticipated completion in the first half of 2004. Accordingly this transaction has not been recognised in these financial statements. US$53 million of the payment is a deposit of 90% of the purchase consideration which will be recognised upon completion together with attributable costs, US$27.5 million is a portion of the tariff for future gas processing services which will be recognised over the 25 year period of supply. In the event that the agreements are not completed these amounts are refundable to CNOOC.

Acquisition of AGIP Mauritania BV

On 13 January 2004, Woodside concluded the acquisition of AGIP Mauritania BV from ENI Exploration B.V., this transaction included the pro rata sale of interests among the other Joint Venturers. AGIP Mauritania BV held a 35% interest in the Mauritanian PSC Area A and PSC Area B both of which are operated by Woodside. The net cost to Woodside, after the pro rata allocation to joint venturers on 30 January 2004, will be US$33.4 million, plus Woodside's share of adjustments for activities after an effective date of 1 August 2003 totalling US$19.4 million. Woodside's interest in the two PSC Areas after the transaction is 53.846%. There is also a further three US$5 million contingent payments that may be incurred if certain milestones are reached. Woodside's share of these is about US$8 million.

29. FINANCING FACILITIES

		Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
The total facilities available at balance date were as follows:					
US$	Corporate facility	-	441,228	-	-
	Bi-Lateral loans	534,188	882,457	-	-
	Bonds	1,068,376	970,702	-	-
	364-day Facility	66,773	-	-	-
A$	Commercial Paper/Medium Term Notes	300,000	300,000	-	-
	Bank overdraft	1,333	1,333		
		1,970,670	2,595,720	-	-
Used at balance date:					
US$	Corporate facility	-	352,983	-	-
	Bi-Lateral Loans	-	105,895	-	-
	Bonds	1,068,376	970,702	-	-
	364-day Facility	-	-	-	-
A$	Commercial Paper/Medium Term Notes	-	-	-	-
	Bank overdraft	-	-		
		1,068,376	1,429,580	-	-
Unused at balance date:					
US$	Corporate facility	-	88,245	-	-
	Bi-Lateral Loans	534,188	776,562	-	-
	Bonds	-	-	-	-
	364-day Facility	66,773	-	-	-
A$	Commercial Paper/Medium Term Notes	300,000	300,000	-	-
	Bank overdraft	1,333	1,333		
		902,294	1,166,140	-	-

29. FINANCING FACILITIES (Continued)

Woodside Finance Ltd., an entity controlled by Woodside Petroleum Ltd., is a party to US dollar and Australian dollar borrowings. A summary of each debt facility available at 31 December 2003 is presented below.

Bi-Lateral Loan Facilities

The Economic Entity has eight, US$50 million, five year term Bi-lateral Loan Facilities totalling US$400 million. Two of these facilities are dual currency. These facilities expire between 2005 and 2009 as follows, one in 2005, three in 2006, one in 2007, one in 2008 and two in 2009. Interest rates on each loan are floating based on LIBOR and are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facilities are subject to a financial covenant and a negative pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time in the reporting period. As at the balance date there was US$nil (2002: US$60 million) outstanding under the facilities.

364-day Revolving Credit Facility

The Economic Entity has a dual-currency US$50 million revolving credit facility which commenced in October 2003. The interest rate is a floating rate based on the bank's cost of funds and is fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facility is subject to a financial covenant and a negative pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time in the reporting period. As at the balance date there was US$nil outstanding under the facility.

Bonds

The Economic Entity has a US$300 million 10 year Unsecured Bond maturing in 2011 and two US$250 million 10 year Unsecured Bonds maturing in 2008 and 2013 issued to 'qualified institutional buyers' in the United States as defined in Rule 144A under the US Securities Act. The 2008 US$250 million Bonds have a fixed rate coupon of 6.6% and mature on 15 April 2008. The US$300 million Bonds have a fixed rate coupon of 6.7% and mature on 1 August 2011. The 2013 US$250 million Bonds have a fixed rate coupon of 5.0% and mature on 15 November 2013. Interest on all Bonds is payable 6 monthly in arrears. The debt facilities are subject to various covenants and a negative pledge restricting the amount of future secured borrowings. Neither the covenants nor the negative pledge have been breached at any time in the reporting period.

Commercial Paper, Medium Term Notes

The Economic Entity has an unsecured multi-currency A$300 million Commercial Paper / Medium Term Note program where drawdowns under the Commercial Paper program can be for terms between 30 days to 364 days. Interest rates are floating based on BBSW (Australian Bank Bill Swap Rate) and are fixed at the commencement of each drawdown. As at the balance date there was no Commercial Paper outstanding (2002: A$ Nil).

Under the Medium Term Note facility, unsecured notes can be issued for terms of 365 days or more. The interest rate on the issue can be either fixed or floating and is subject to negotiation at the time of issuance. No Medium Term Note issuance has been made under this facility to date.

The Medium Term Note facility is subject to a negative pledge (for so long as any Medium Term Notes are outstanding,) restricting the amount of future secured borrowings. The negative pledge has not been breached at any time during the reporting period.

29. FINANCING FACILITIES (Continued)

Repayment obligations of the used amount of the facilities are as follows:

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Due no later than one year	-	352,983	-	-
Later than one year but not later than two years	-	105,895	-	-
Later than two year but not later than three years	-	-	-	-
Later than three year but not later than four years	-	-	-	-
Later than four year but not later than five years	333,867	-	-	-
Later than five years	734,509	970,702	-	-
	1,068,376	1,429,580	-	-

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS

(a) Hedging Position

In order to ensure that its cash flows will be sufficient to comply with corporate objectives, the Economic Entity may enter into financial transactions for the purpose of hedging and managing its exposure to commodity prices, foreign currencies and interest rates.

(i) ***Commodity hedging***

As at 31 December 2003, 2.7 million barrels of oil equivalent (MMboe) (2002: 9.4 MMboe) have been hedged with varying maturities out to two years at a weighted average West Texas Intermediate price ("WTI") of US$21.09 /barrel (2002: US$20.06/barrel). Hedged volumes for the next two years are 2.6 and 0.01 MMboe (2002: 6.7, 2.6, and 0.01 MMboe) with average prices of US$21.09 and 21.25/barrel. (2002: US$19.63, 21.09 and 21.25/barrel).

Hedging can be undertaken against specific future oil price exposures only, by way of a number of financial instruments, including swaps, options and futures.

(ii) ***Currency hedging***

As described in Note 2(f) the Economic Entity is Australian based; however, due to its industry segment of oil and gas it has significant US dollar cashflows. The exposure of these cashflows to fluctuation in the A$/US$ exchange rate is mitigated by US dollar cashflow offsets and by the currency hedge that exists due to the Economic Entity holding its external debt in US dollars. As at 31 December future revenues have been hedged using the US dollar external debt as follows:

	Revenues	US$ Hedged	Period Hedged	Exchange Rate
2003	LNG	765.0 million	18 years	0.7390
2003	Condensate	20.4 million	6 years	0.6567
(2002	LNG	807.5 million	19 years	0.7390)

Further specific currency hedging has been implemented as follows: As at 31 December 2003, US$ 189.7 million (2002: US$327 million) have been hedged with varying maturities out to three years at an average rate of A$/US$ 0.5496 (2002: A$/US$ 0.5641). Hedged US$'s for the next three years are $US 114, 67, and 9 million (2002: (four years) $US 137, 114, 67 and 9 million) with average rates of $A/$US 0.5605, 0.5397, and 0.4930 (2002: $A/$US 0.5856, 0.5606, 0.5397 and 0.4930).

Hedging can be undertaken against specific future commitments only, by way of a number of financial instruments, including forward exchange contracts, foreign exchange swaps and currency option contracts.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(a) Hedging Position (Continued)

(iii) Interest rate management

Borrowings

As at 31 December 2003, US$425 million (2002: US$145 million) was swapped from an average fixed rate of 5.67% to floating rates which average LIBOR + 1.52% (2002: LIBOR + 3.11%) with varying maturities out to ten years (2002: three years). Hedges expire as follows, 2004: US$145 million, 2005: US$30 million and 2013: US$250 million.

Hedging can be undertaken against specific future interest rate exposures only, by way of a number of financial instruments including fixed-to-floating rate swaps, forward rate agreements and interest rate locks.

Money market deposits

The Economic Entity did not use any derivative contracts to hedge its money market deposits.

(b) Carrying Amounts and Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Economic Entity's financial assets and financial liabilities are as follows:

	Carrying Amount		Fair Value	
	2003	**2002**	**2003**	**2002**
	$000	$000	$000	$000
Financial assets				
Cash	177,601	155,352	177,601	155,352
Receivables				
Current	260,878	298,361	260,878	298,361
Non current	307,252	347,016	307,252	347,016
Other financial assets				
Listed entity investments	49,900	91,883	49,802	79,738
Unlisted entity investments	74	7,899	74	7,899
Greenhouse gas options	-	1,204	-	1,204
Unrealised receivable on open interest rate hedges	7,031	5,546	8,193	5,721
Unrealised receivable on open fx hedges	67,351	-	69,907	-
Financial liabilities				
Payables	335,783	317,032	335,783	317,032
Interest bearing liabilities	1,068,376	1,429,580	1,068,376	1,429,580
Other liabilities				
Unrealised liability on open oil price hedges	31,507	94,365	32,016	95,935
Unrealised liability on open fx hedges	-	21,753	-	22,270
Unrealised liability on gas purchase commitments	23,294	27,826	23,294	27,826

There are no 'off balance sheet' hedge instruments. All instruments are recognised in this Financial Report.

The methods and assumptions used to estimate the fair value of financial instruments capable of being estimated are outlined below. Carrying amounts of assets and liabilities have not been adjusted to fair value in accordance with accounting policies outlined in Note 1(a).

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(b) Carrying Amounts and Estimated Fair Values of Financial Instruments (Continued)

Cash

The carrying amount is fair value due to the liquid nature of these assets.

Receivables

Current - primarily represent financial rights in exchange for hydrocarbon products and other services delivered by the Economic Entity. Due to the short term nature of these financial rights, their carrying amounts are estimated to represent their fair values.

Non Current - Employee share plan receivable is valued on the basis of expected repayment profile discounted to present value. This receivable is recognised at its fair value. Advances to other entities are at commercial rates therefore the carrying value approximates fair value.

Other financial assets

Listed entity fair values are based on 31 December quoted share price. The investments have been written down to recoverable amount where management's assessment of the investment's recoverable amount exceeded its carrying value. The carrying value of unlisted entities is considered to approximate their fair value.

Payables

Payables primarily represent financial obligations incurred in exchange for goods and services provided by other entities. Due to the relatively short term nature of these financial rights and obligations, their carrying amounts are estimated to represent their fair values.

Interest bearing liabilities

These are commercial borrowings at commercial interest rates; the carrying value of the debt principal therefore approximates fair value.

Hedge contracts

Fair values for commodity hedge contracts are determined on a mark-to-market basis using forward rates for both oil price and exchange rates. Fair values of currency hedge forward and option contracts are determined on a mark-to-market basis using forward exchange rates. Fair values for interest rate hedge contracts are determined on a mark-to-market basis using forward rates.

Other liabilities

The carrying value for gas purchase commitments is determined as present value of expected cashflows which approximates fair value.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(c) Interest Rate Exposures

The Economic Entity's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities as at 31 December 2003 is as follows:

	Floating Interest Rate	Fixed Interest Rate Maturing in			Non-Interest Bearing	Total
		1 Year or less	Between 1 and 5 Years	More Than 5 Years		
	$000	$000	$000	$000	$000	$000
Financial assets						
Cash	4,073	173,528			-	177,601
Receivables						
Current	-				260,878	260,878
Non Current	-		178,714		128,538	307,252
Other financial assets					61,468	61,468
	4,073	173,528	178,714		450,884	807,199
Weighted average interest rate	1.2%	1.9%	10.0%	-		
Financial liabilities						
Payables	52,381	-	-	-	283,402	335,783
Interest bearing liabilities	-	-	333,867	734,509	-	1,068,376
Interest rate swaps	567,574	-	(160,256)	(407,318)	-	-
Other liabilities	-	-	-	-	122,152	122,152
	(619,955)	-	173,611	327,191	405,554	1,526,311
Weighted average interest rate			6.0%(1)	3.5%(1)		
Net financial Assets/(liabilities)	(615,882)	173,528	5,103	(327,191)	45,330	(719,112)

(1) Effective interest rates after recognising impact of interest rate swaps.

The Economic Entity's exposure to interest rate risks and the effective interest rates on its financial assets and liabilities as at 31 December 2002 was as follows:

	Floating Interest Rate	Fixed Interest Rate Maturing in			Non-Interest Bearing	Total
		1 Year or less	Between 1 and 5 Years	More Than 5 Years		
	$000	$000	$000	$000	$000	$000
Financial assets						
Cash	4,434	150,918	-	-	-	155,352
Receivables						
Current	19,623	33,321	-	-	245,417	298,361
Non Current	-	-	218,750	-	128,266	347,016
Other financial assets	-	-	-	-	106,532	106,532
	24,057	184,239	218,750	-	480,215	907,261
Weighted average interest rate	1.9%	1.4%	10.0%			
Financial liabilities						
Payables	-	-	-	-	317,032	317,032
Interest bearing liabilities	-	352,983	105,895	970,702	-	1,429,580
Interest rate swaps	255,912	-	-	(255,912)	-	-
Other liabilities	-	-	-	-	143,944	143,944
	255,912	352,983	105,895	714,790	460,976	1,890,556
Weighted average interest rate		1.8%	2.1%	6.2%(1)		
Net financial assets/(liabilities)	(231,855)	(168,744)	112,855	(714,790)	19,239	(983,295)

(1) Effective interest rates after recognising impact of interest rate swaps.

30. RISK MANAGEMENT / FINANCIAL INSTRUMENTS (Continued)

(d) Credit Risk Exposures / Economic Dependency

The Economic Entity's maximum exposure (not taking into account the value of any collateral or other security held) to credit risk at balance date in relation to each class of financial asset is the fair value of those assets as indicated in section (b) to this Note 30.

A significant proportion of the output from the operations of the Economic Entity is sold to five major gas customers in Western Australia and to eight Japanese utilities. Exposure to groups of debtors is:

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
Domestic energy customers	26,984	27,676	-	-
Japanese energy utilities	13,608	15,879	-	-
Other international customers *	97,692	78,390	-	-
	138,284	121,945	-	-

* Open credit is only provided to customers that meet Woodside's credit policy criteria which is based on minimum credit rating and maximum exposure limits.

31. EXPENDITURE COMMITMENTS

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
(a) Operating Leases				
Operating leases not provided for in the accounts				
Due not later than one year	31,618	35,960	-	-
Later than one year but not later than two years	26,686	23,889	-	-
Later than two years but not later than three years	24,030	19,542	-	-
Later than three years but not later than four years	18,539	17,526	-	-
Later than four years but not later than five years	18,356	17,541	-	-
Later than five years	200,631	213,274	-	-
	319,860	327,732	-	-
Operating lease rentals in current period	44,679	37,205	-	-

Assets leased and average lease duration in years include: helicopters (1yr), supply vessels (3yrs), cranes (3yrs), leasehold land (18yrs), mobile offshore drilling units (<1yr), office premises (15yrs), motor vehicles (4yrs).

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
(b) Capital Expenditure				
Expenditure contracted for but not provided for in the accounts				
Due not later than one year	157,325	141,465	-	-
Later than one year but not later than two years	165,271	21,350	-	-
Later than two years but not later than three years	2,160	5,000	-	-
Later than three years but not later than four years	-	-	-	-
Later than four years but not later than five years	-	-	-	-
Later than five years	-	-	-	-
	324,756	167,815	-	-

	Economic Entity		Chief Entity	
	2003 $000	2002 $000	2003 $000	2002 $000

31. EXPENDITURE COMMITMENTS (Continued)

(c) Other Expenditure Commitments

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
Other expenditure commitments predominantly for the future supply of services not provided for in the accounts				
Due not later than one year	98,528	60,614	-	-
Later than one year but not later than two years	47,174	51,765	-	-
Later than two years but not later than three years	29,259	43,173	-	-
Later than three years but not later than four years	11,363	21,927	-	-
Later than four years but not later than five years	11,283	12,212	-	-
Later than five years	6,783	-	-	-
	204,390	189,691	-	-

(d) Exploration Commitments

	Economic Entity 2003 $000	Economic Entity 2002 $000	Chief Entity 2003 $000	Chief Entity 2002 $000
The obligations of the Economic Entity to perform exploration activities in its various regions of focus (not provided for in the accounts) are:				
Due not later than one year	96,135	78,726	-	-
Later than one year but not later than two years	63,459	4,507	-	-
Later than two years but not later than three years	44,042	28,341	-	-
Later than three years but not later than four years	16,910	16,915	-	-
Later than four years but not later than five years	10,110	12,357	-	-
Later than five years	-	2,067	-	-
	230,656	142,913	-	-
Australia				
Browse	-	-	-	-
Carnarvon	19,823	47,513	-	-
Timor Sea	17,397	45,876	-	-
Great Australian Bight	2,380	21,880	-	-
Victoria (Gippsland, Otway)	37,722	14,194	-	-
United States				
Gulf of Mexico	62,164	13,450	-	-
Africa				
West Africa (Mauritania)	13,006	-	-	-
North Africa (Algeria, Libya)	78,164	-	-	-
Kenya	-	-	-	-
Canary Islands	-	-	-	-
	230,656	142,913	-	-

These obligations may be varied from time to time subject to approval and are expected to be fulfilled in the normal course of operations of the Economic Entity.

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
32. EMPLOYEE BENEFITS				
(a) The aggregate employee benefit liability comprises of:				
Accrued wages, salaries and on-costs	25,959	19,736	-	-
Provisions (current)	54,903	56,848	-	-
Provisions (non current)	13,435	9,487	-	-
	94,297	86,071	-	-
The following information relates to those amounts measured at their present value included in the aggregate employee benefit liability above.				
(i) Weighted average of the assumed rates of increase in the provision of persons employed at year-end over the periods to settlement.	2.9%	2.9%	-	-
(ii) Weighted average discount rate used to measure the provisions' present value.	5.6%	5.6%	-	-
(b) Deferred employee benefit expense (share plan) - $000	10,449	10,293	-	-
Weighted average discount rate used to measure present value	7.0%	7.0%	-	-

33. SHARE PLAN

Under the Woodside Employee Share Plan, loans are made to employees to fund the on-market purchase of shares. The loans are interest free, have no stipulated repayment period, are limited-recourse and are repayable by application of dividends (after taking into account employee liability to tax on those dividends), the sales of shares or upon termination. All permanent employees are eligible to participate in the plan. The Company assesses incremental loan offer entitlements in accordance with pre-established criteria based on remuneration levels. Employee members receive all of the rights of normal ordinary shareholders including the rights to vote at meetings, receive dividends, and participate in bonus issues, rights issues and dividend reinvestment plans. Employees are eligible to take unrestricted possession of these shares at the earlier of three years from the date of issue or the date employment ceases, provided that the loan is repaid by proceeds of sale of the shares or other means. Where the loan is repaid by the sale of shares any remaining surplus on sale is paid to the employee while any shortfall is borne and expensed by Woodside.

The number of shares acquired with each loan is a function of the weighted average price of Woodside Petroleum Ltd. shares on the Australian Stock Exchange (ASX) over the week prior to the acquisition date plus brokerage and stamp duty.

The number of shares that can be acquired under the plan is limited to 5.0% of issued ordinary share capital of Woodside Petroleum Limited and at 31 December the number of shares held by employees within the plan is 2.03%. (2002: 2.01%)

33. SHARE PLAN (Continued)

	2003	2002
Employees entitled to participate	1,772	1,794
Employees entitled to receive offers of loans	1,681	1,625
Employees that accepted loans	1,668	1,583
Loans outstanding at 31 December	$138,998,886	$138,550,401
No. of shares covered by loans at 31 December	13,531,280	13,420,183

Loans issued to employees during the financial year for the purchase of shares was as follows:

2003 Loans made $	2003 No. of Shares	2003 Average Share Price $/share	2002 Loans made $	2002 No. of Shares	2002 Average Share Price $/share
2,179,664	187,503	11.62	45,041,655	3,238,404	13.91
15,351,762	1,346,604	11.40	2,454,841	182,095	13.48
2,459,317	190,602	12.90	2,838,733	239,168	11.87
1,489,357	106,860	13.94			
1,953,998	145,153	13.46			
	1,976,722			3,659,667	

The outstanding loans range from $0.88/share to $14.01/share (2002: $1.34/share to $14.47/share). At 31 December 2003 the Woodside share price was $14.80/share (2002: $12.38). On this basis there was no shortfall between the market value of the shares and the loans owing (2002: $ 9,385 thousand). A provision has been established based on the assessed future loss that Woodside will incur after considering future dividend payments that will repay the debt (Further information regarding the recoverability of the loan receivable is in Note 38.)

34. SUPERANNUATION

The Economic Entity sponsors the Woodside Superannuation Fund, of which membership is compulsory for all permanent and fixed term employees. The Fund has a defined benefit category (closed to new members from 1 July 1999) and an accumulation category.

The Economic Entity contributes to both categories. Members may make additional voluntary contributions. The Economic Entity's contributions are not legally enforceable other than those payable in terms of notified award and Superannuation Guarantee obligations.

Details of defined benefits as provided by the fund administrator are presented below. The assets of the fund were sufficient to satisfy all benefits that would have been vested in the event of termination of the fund and voluntary or compulsory termination of employment of each member.

	Woodside Superannuation Fund Defined Benefit category only (31/12/2003)
Vested benefits	$137,631,122
Accrued benefits	$137,631,122
Net market value of fund assets	$147,658,339
Surplus of net market value of fund assets over accrued benefits	$10,027,217

During 2003 the Economic Entity transferred the administration and trusteeship of the Woodside Superannuation Fund to an external provider. The transfer was effective 1 December 2003.

35. DIRECTOR REMUNERATION

(a) Directors

The Directors of Woodside Petroleum Ltd. during the year were, Mr C B Goode (Chairman), Mr J H Akehurst, Mr R E S Argyle, Ms J R Broadbent, Mr K A Dean, Mr B P T de Wit, Mr E Fraunschiel, Dr P H Jungels, Dr P J B Rose, Mr R H Searby, Mr R A G Vines and Mr T N Warren.

(b) Directors' Income

(i) Income paid or payable, or otherwise made available, in respect of the financial year to Directors, directly or indirectly, by the entities of which they are Directors or any related party:

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
	7,117	4,171	7,117	4,171

(ii) Number of Directors of the Economic Entity (including non-executive Directors of subsidiaries) whose income was paid by the Economic Entity are in the following bands:

			2003	2002
			No.	No.
$0	-	$ 9,999	5	6
$ 10,000	-	$ 19,999	-	2
$ 30,000	-	$ 39,999	-	1
$ 50,000	-	$ 59,999	-	1
$ 60,000	-	$ 69,999	-	1
$ 90,000	-	$ 99,999	2	1
$ 100,000	-	$ 109,999	1	-
$ 110,000	-	$ 119,999	1	-
$ 120,000	-	$ 129,999	2	-
$ 140,000	-	$ 149,999	-	1
$ 150,000	-	$ 159,999	1	3
$ 160,000	-	$ 169,999	1	-
$ 180,000	-	$ 189,999	1	-
$ 190,000	-	$ 199,999	1	1
$ 370,000	-	$ 379,999	1	-
$ 430,000	-	$ 439,999	-	1
$ 2,660,000	-	$ 2,669,999	-	1
$ 5,380,000	-	$ 5,389,999	1	-
			17	19

(c) Retirement Benefits

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
Prescribed benefits paid during the year in connection with the retirement of a person from a prescribed office, being amounts that have been previously approved by the members of the Company in a general meeting.	230	-	230	-

36. EXECUTIVE REMUNERATION

All employees, including executives, are employed by subsidiary entities within the Economic Entity. There is therefore no executive remuneration to disclose for the Chief Entity.

(a) Amounts received or due and receivable by executives of the Economic Entity whose remuneration was $100,000 or greater:

	Economic Entity 2003 $000	Economic Entity 2002 $000
	43,294	35,788

(b) Number of executive officers of the Economic Entity whose remuneration (including superannuation contributions) is within the following bands:

			Economic Entity 2003 No.	Economic Entity 2002 No.				Economic Entity 2003 No.	Economic Entity 2002 No.
$ 110,000	-	$ 119,999	-	1	$ 480,000	-	$ 489,999	3	0
$ 120,000	-	$ 129,999	-	1	$ 490,000	-	$ 499,999	-	1
$ 150,000	-	$ 159,999	-	1	$ 500,000	-	$ 509,999	-	1
$ 160,000	-	$169,999	-	1	$ 510,000	-	$ 519,999	1	-
$ 170,000	-	$ 179,999	-	1	$ 520,000	-	$ 529,999	1	-
$ 190,000	-	$ 199,999	2	1	$ 540,000	-	$ 549,999	1	-
$ 210,000	-	$ 219,999	-	1	$ 570,000	-	$ 579,999	2	1
$ 220,000	-	$ 229,999	-	4	$ 580,000	-	$ 589,999	-	1
$ 230,000	-	$ 239,999	-	2	$ 590,000	-	$ 599,999	-	2
$ 240,000	-	$ 249,999	3	4	$ 600,000	-	$ 609,999	2	-
$ 250,000	-	$ 259,999	3	2	$ 610,000	-	$ 619,999	2	-
$ 260,000	-	$ 269,999	5	6	$ 630,000	-	$ 639,999	2	1
$ 270,000	-	$ 279,999	8	9	$ 640,000	-	$ 649,999	1	1
$ 280,000	-	$ 289,999	2	4	$ 650,000	-	$ 659,999	1	-
$ 290,000	-	$ 299,999	7	3	$ 690,000	-	$ 699,999	1	-
$ 300,000	-	$ 310,000	7	3	$ 710,000	-	$ 719,999	-	1
$ 310,000	-	$ 319,999	2	4	$ 730,000	-	$ 739,999	-	2
$ 320,000	-	$ 329,999	3	-	$ 790,000	-	$ 799,999	1	-
$ 330,000	-	$ 339,999	3	-	$ 810,000	-	$ 819,999	-	1
$ 340,000	-	$ 349,999	-	2	$ 830,000	-	$839,999	1	-
$ 350,000	-	$ 359,999	2	2	$ 840,000	-	$ 849,999	-	1
$ 360,000	-	$ 369,999	2	1	$ 880,000	-	$ 889,999	2	-
$ 370,000	-	$ 379,999	1	2	$ 930,000	-	$ 939,999	-	1
$ 380,000	-	$ 389,999	1	-	$ 960,000	-	$ 969,999	1	-
$ 390,000	-	$ 399,999	3	1	$ 1,000,000	-	$ 1,000,999	1	-
$ 400,000	-	$ 409,999	2	4	$ 1,130,000	-	$ 1,139,999	-	1
$ 420,000	-	$ 429,999	3	2	$ 1,140,000	-	$1,149,999	1	-
$ 430,000	-	$ 439,999	1	1	$ 1,270,000	-	$ 1,279,999	-	1
$ 440,000	-	$ 449,999	1	3	$ 1,430,000	-	$ 1,439,999	1	-
$ 450,000	-	$ 459,999	-	1	$ 2,660,000	-	$ 2,669,999	-	1
$ 460,000	-	$ 469,999	1	1	$ 5,380,000	-	$5,389,999	1	-
$ 470,000	-	$ 479,999	1	2				89	87

37. RELATED PARTY DISCLOSURES

(a) Loans to Non-Executive Directors

There are no loans to non-executive Directors (2002: Nil)

(b) Loans to Executive Directors

Loans are provided by Woodside Petroleum Ltd. to executive Directors within the Economic Entity under the terms of the Woodside Employee Share Plan (see Note 33) and are on the same terms and conditions available to other employees.

During the year, loans totalling $3,046,611 (2002: $7,938,668) were advanced to the following executive Directors within the Economic Entity: Messrs J H Akehurst, D R Adams, J Anderton, DW Bailey, A Brooks, R E Cargeeg, G Catalano, R L Fisher, D Gentili, T Gieve, P Gipson, J Hamilton, T Hayden, R Hupje, I Jackson, R Jones, A J Kantsler, E R Kennedy, A Maiden, D Martin, D Maxwell, M S Platt, N G Rogerson, D K Spector, K Spence, I Thewlis, C F Visaggio and M Weinman. Repayments totalling $5,165,756 (2002: $1,613,355) were made by the following executive Directors within the Economic Entity: J H Akehurst, B Adams, D R Adams, J Anderton, DW Bailey, A Brooks, R E Cargeeg, G Catalano, C J Cronin, R L Fisher, D Gentili, T Gieve, P Gipson, J Hamilton, T Hayden, R Hupje, I Jackson, R Jones, A J Kantsler, E R Kennedy, A Maiden, D Martin, D Maxwell, M S Platt, N G Rogerson, M S Sandman, D K Spector, K Spence, I Thewlis, C F Visaggio and M Weinman.

At balance date, loans advanced by Woodside Petroleum Ltd. to the executive Directors within the Economic Entity were $26,707,706 (2002: $23,915,055).

(c) Directors' Shareholdings

During the year, Directors of the Chief Entity and their Director-related entities acquired 47,434 (2002: 111,438) ordinary shares in Woodside Petroleum Ltd. Directors and Director-related entities acquired 26,358 (2002: 73,101) ordinary shares under the terms of the Woodside Employee Share Plan with the remaining shares acquired on-market.

Under the terms of the Non-Executive Directors' Share Plan (NEDSP), Non-Executive Directors may elect to receive part of their remuneration in shares in the company. These shares are acquired via on market purchases. During the course of the 2003 financial year the following numbers of shares were acquired via the NEDSP:

	Number of Ordinary Shares Acquired
C B Goode	11,505
J R Broadbent	2,681
P H Jungels	1,721
P J B Rose	3,169

The Directors of Woodside Petroleum Ltd. as disclosed in Note 35 and their Director-related entities held the following number of ordinary shares at the reporting date (including those acquired under the NEDSP):

	Ordinary Shares Fully Paid			
	Held as at 31 December 2002	**Acquired in 2003**	**Disposed in 2003**	**Held as at 31 December 2003**
C B Goode	107,251	11,505	0	118,756
J H Akehurst	659,278	26,358	0	685,636
R E S Argyle	16,300	2,000	0	18,300
J R Broadbent	32,536	2,681	0	35,217
K A Dean	1,000	0	0	1,000
E Fraunschiel	20,000	0	0	20,000
P H Jungels	0	1,721	0	1,721
P J B Rose	4,000	3,169	0	7,169
R A G Vines	11,550	0	0	11,550

37. RELATED PARTY DISCLOSURES (Continued)

(d) Other Transactions of Directors and Director-Related Entities (Continued)

Mr Tim Warren is, a Director of Shell Australia Ltd. and of Shell Energy Holdings Australia Limited. Dealings between the Economic Entity and Shell Australia Ltd. and Shell Energy Holdings Australia Limited.and related companies are identified in (f) below.

A Director related entity of JH Akehurst received $3,080 (2002: $51,939) for HR consultancy services on normal commercial terms and conditions.

Mr John Cogan and Mr Philip Weems are directors of certain entities in the Economic Entity as well as partners in the law firm King & Spalding. During the course of the 2003 financial year, King & Spalding provided legal services to the Economic Entity. These services were provided on normal commercial terms and conditions and amount to US$70,310 (2002: US$1,532,642). At year end the amount outstanding in relation to these services was US$Nil (2002: US$19,802).

Mr Anthony Golding is a director of certain entities in the Economic Entity as well as partner in the law firm Le Boeuf, Lambe, Green and Macrae. During the course of the 2003 financial year, Le Boeuf, Lambe, Green and Macrae provided legal services to the Economic Entity. These services were provided on normal commercial terms and conditions and amount to GBP£88,808 (2002: GBP£11,829). At year end the amount outstanding in relation to these services was GBP£4,168 (2002: GBP£ Nil).

Mr Pablo Alarcon Espinosa and Mr Roger Landholm are directors of certain entities in the Economic Entity as well as partners in the law firm Gomez Acebo and Pombo. During the course of the 2003 financial year, Gomez Acebo and Pombo provided legal services to the Economic Entity. These services were provided on normal commercial terms and conditions and amount to USD $56,975 (2002: USD $17,156). At year end the amount outstanding in relation to these services was USD $Nil (2002: USD $14,833).

A number of directors of Woodside Petroleum Ltd. hold positions in other companies. It is not considered that the relevant Directors as individuals exercise control over those other companies or have the capacity to significantly influence the financial or operating policies of those companies. Those companies are therefore not considered to be Director-related entities in terms of Accounting Standard AASB 1017 Related Party Disclosures. However, the following is a description of relevant relationships and a summary of material dealings between relevant companies and the Economic Entity:

- Mr Charles Goode is the Chairman and a non-executive Director of the ANZ Banking Group Limited. Companies within the Economic Entity during 2003 have engaged services from the ANZ Banking Group Limited on normal commercial terms and conditions.

(e) Transactions with related parties in the wholly owned group

Dividends, interest received/receivable and diminution in value of investments in subsidiaries are as per Note 4. Current amounts owing by controlled entities in Note 9 are inter-company current balances that attract interest at commercial rates. Non-current amounts owing by controlled entities in Note 9 are long term interest free inter-company advances. Non-current amounts owing to controlled entities in Note 21 are long term interest free inter-company advances.

(f) Other Related Party Transactions

Shell Energy Holdings Australia Limited ("Shell") is deemed a related party through its 34.27% interest (228,456,275 ordinary shares) in the shareholding of Woodside Petroleum Ltd. ("Woodside"). The shares were previously held by Shell Australia Limited and the holding has changed as part of a restructure of the Shell Group in 2003. Both Shell Energy Holdings Australia Limited and Shell Australia Limited are ultimately owned by the same parent company. Shell and Woodside have common interests in joint ventures (refer Note 40).

During the year petroleum products totalling $6,520 thousand (2002: $5,282 thousand) were purchased from Shell by the Economic Entity in its own right or as operator of various joint ventures. These transactions were on normal commercial terms and conditions. At year-end the liability outstanding to Shell in relation to these purchases was $39 thousand (2002: $315 thousand).

The Economic Entity acquired interests in the WA279P, WA313P and NT/P57 from a subsidiary of Shell for $11,741 thousand in 2003 (2002: Nil).

37. RELATED PARTY DISCLOSURES (Continued)

(g) Relationship with Royal Dutch / Shell Group

In March 1999, Woodside entered into an alliance agreement with Shell. The primary objective of this agreement was to align our Australian interests and maximize the value of our current and future investments in Australia, and to cooperate internationally to facilitate our growth opportunities outside Australia in the upstream oil and gas business for the mutual benefit of both parties. Although the alliance agreement remains in effect, Woodside and Shell are not currently undertaking investments within the framework of the alliance agreement.

Shell Energy Holdings Australia Limited and Shell Australia Limited are members of the Royal Dutch / Shell Group. Companies within the Royal Dutch / Shell Group provide the Economic Entity with various technical services, technology, research and information networks and secondment of management and technical staff. The cost of these various services to the Economic Entity was $19,556 thousand (2002: $13,573 thousand). The Economic Entity purchased oil and gas products for sale to third parties to the value of $Nil (2002: $29,501 thousand) from members of the Royal Dutch / Shell Group on normal commercial terms and conditions. At year-end the trade creditor outstanding in relation to these purchases was $Nil (2002: $Nil). The Economic Entity sold $319,884 thousand (2002: $565,445 thousand) of oil and gas products to members of the Royal Dutch / Shell Group on normal commercial terms and conditions. At year-end the trade receivable outstanding in relation to these sales was $13,181 thousand (2002: $22,832 thousand).

38. CONTINGENT LIABILITIES

(a) The Economic Entity has guarantees of $4,000,000 (2002: $4,000,000) in place in relation to workers' compensation.

(b) Woodside Petroleum Ltd., together with certain of its controlled entities have guaranteed the discharge by Woodside Finance Ltd. of its financial obligations under debt facilities mentioned in Note 29. See Note 43 regarding deed of cross guarantee.

(c) In accordance with the terms and conditions of the employee share plan (see Note 33) loans to employees are limited-recourse. The Economic Entity is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. The value of the interest-free benefit and limited-recourse benefit attached to the loans has been recognised in the balance sheet as a deferred employee benefit expense (refer Note 12).

	Economic Entity		Chief Entity	
	2003	2002	2003	2002
	$000	$000	$000	$000
39. AUDITOR REMUNERATION				
Amounts received or due and receivable by the auditors for:				
Ernst & Young Australia				
Auditing of financial reports	980	650	38	35
International accounting standards advice	1,302	-	-	-
Other assurance / advisory services	63	100	-	-
Mergers & Acquisitions due diligence assurance / support	-	1,341	-	-
Fund raising due diligence	120	-	-	-
Other accounting services	128	205	-	-
	2,593	2,296	38	35
Ernst & Young Global				
Auditing of financial reports	9	-	-	-
Mergers and acquisitions due diligence assurance / support	-	1,181	-	-
	9	1,181	-	-

40. JOINT OPERATIONS

(a) The Economic Entity has the following interests in joint venture operations:

Joint Operation	Principal Activities	Ownership Interest %	Related Party %
North West Shelf Joint Ventures			
LNG	Development and production	16.7	16.7
Domestic Gas	of hydrocarbons	50.0	8.3
Gas Recycling		16.7	16.7
LPG		16.7	16.7
Incremental Pipeline Gas		16.7	16.7
Related joint venture entities			
North West Shelf Gas Pty. Ltd.		20.0	20.0
North West Shelf Liaison Company Pty. Ltd.		16.7	16.7
International Gas Transportation Company Limited		16.7	16.7
North West Shelf Shipping Services Company Pty. Ltd.		16.7	16.7
Cossack	Development and production	16.7	16.7
Wanaea	of crude oil	16.7	16.7
Hermes		16.7	16.7
Lambert		16.7	16.7
Legendre Project Venture			
WA-20-L	Development and production of crude oil	45.94	-
Laminaria Project Ventures			
AC/L5	Development and production	50.0	25.0
AC/L5 unitised area	of crude oil	44.9	22.5
Mutineer Exeter Project Venture			
WA-191-P	Oil project under construction	8.2	-
OHANET Project			
ASKARENE GUELTA	Development and production	15.0	-
DIMETA West	of LPG and condensate	15.0	-
OHANET North		15.0	-
OHANET South		15.0	-

	Ownership Interest %	Related Party %		Ownership Interest %	Related Party %
Carnarvon Basin		Exploration for hydrocarbons			
WA-28-P (incl. related retention lease areas)	16.7	16.7	WA-269-P	80.0	-
WA-1-P	45.94	-	WA-293-P	80.0	-
WA-191-P	8.2	-	WA-294-P	16.0	18.0
WA-205-PS	5.0	23.6	WA-296-P	14.3	16.7
WA-208-P	44.0	-	WA-297-P	16.0	18.0
WA-248-P	45.0	-	WA-255-P (P1,2)	50.0	-
WA-254-P (P2)	17.1	-			
WA-254-P (P1,3,4)	24.4	-			
Browse Basin		Exploration for hydrocarbons			
R/2	50.0	8.33	WA-28-R to 29-R	25.0	15.0
TR/5	50.0	8.33	WA-30-R to 32-R	50.0	8.3
			WA-275-P	25.0	15.0
Timor Sea		Exploration for hydrocarbons			
AC/P8	85.0	15.0	WA-280-P	35.0	35.0
NT/RL2	35.0	25.0	WA-313-P	50.0	-
NT/P55	26.7	33.3	JPDA 03-01	40.0	-
NT/P57	66.7	-	JPDA 03-19	27.7	32.3
WA-279-P	53.8	-	JPDA 03-20	26.7	33.3
Great Australian Bight		Exploration for hydrocarbons			
EPP28	40.0	-	EPP30	40.0	-
EPP29	40.0	-	EPP31	40.0	-

40. JOINT OPERATIONS (Continued)

	Ownership Interest %	Related Party %		Ownership Interest %	Related Party %
Victoria (Gippsland, Otway)			Exploration for hydrocarbons		
VIC/RL2	30.0	-	T/30P	51.5	-
VIC/P43	51.5	-	T/34P	62.5	-
VIC/P 37(v)	62.5				
Papua New Guinea			Exploration for hydrocarbons		-
PPL-218	50.0	-	PRL 10	40.4	-
Gulf of Mexico			Exploration for hydrocarbons		
AT370	25.0	-	AC117	16.25	-
AT371	25.0	-	AC445	45.0	-
AT40	33.3	-	AC489	45.0	-
AT445	16.7	-	AC490	45.0	-
AT446	16.7	-	AC533	45.0	-
AT489	16.7	-	AC534	45.0	-
AT490	16.7	-	AC73	16.25	-
AT491	16.7	-	AT488	16.7	-
AT534	16.7	-	BA378	50.0	-
AT573	20.0	-	BA430	50.0	-
AT574	20.0	-	BA490	50.0	-
AT575	20.0	-	GA A121	50.0	-
AT617	20.0	-	GA A177	50.0	-
AT618	20.0	-	GA A38	50.0	-
AT95	40.0	-	GA A79	50.0	-
BA A10	50.0	-	GA A92	50.0	-
BA A39	50.0	-	GA316	50.0	-
BA A48	50.0	-	GA327	50.0	-
BA A69	50.0	-	GA355	50.0	-
BA A7	50.0	-	GA379	50.0	-
BA342	50.0	-	GA464	50.0	-
BA397	50.0	-	GB860	33.3	-
BA478	50.0	-	GB875	33.3	-
GA A120	50.0	-	GB935	12.5	-
GA A176	50.0	-	GB936	12.5	-
GA A178	50.0	-	GB937	12.5	-
GA A39	50.0	-	GB943	33.3	-
GA A89	50.0	-	GB950	33.3	-
GA A93	50.0	-	GB979	12.5	-
GA324	50.0	-	GC283	12.5	-
GA353	50.0	-	GC284	12.5	-
GA356	50.0	-	GC328	12.5	-
GA380	50.0	-	GC410	12.5	-
GA465	50.0	-	HI A81	50.0	-
GB818	33.3	-	KC287	16.25	-
GB861	33.3	-	GB906	33.3	-
GB905	33.3	-	KC467	15.0	-
GB944	33.3	-	KC598	15.0	-
GB995	33.3	-	MC294	20.0	-
GC246	33.3	-	MC338	12.5	-
GC388	25.0	-	MC339	12.5	-
GC688	25.0	-	MC447	25.0	-
HI A82	50.0	-	MC449	25.0	-
KC286	10.56	-	MC554	2.75	-
KC511	15.0	-	MC555	2.75	-
KC512	15.0	-	MC598	2.75	-
KC555	15.0	-	MC599	2.75	-
KC599	15.0	-	MC993	45.0	-
MC1008	33.3	-	MI A9	50.0	-
MU A121	50.0	-	MU A28	50.0	-
MU A51	37.5	-	MU A80	50.0	-
MU A81	50.0	-	MU A82	50.0	-
MU752	50.0	-	MU761	50.0	-
MU769	50.0	-	MU768	50.0	-
PN968	50.0	-	PN977	50.0	-
PN978	50.0	-	WR121	6.78	-
WR37	33.3	-	WR122	6.78	-
WR81	33.3	-	WR123	33.33	-
			WR342	33.33	-

40. JOINT OPERATIONS (Continued)

	Ownership Interest %	Related Party %		Ownership Interest %	Related Party %
Mauritania		Exploration for hydrocarbons			
Area A	35.0	-	Area C2	48.0	-
Area B	35.0	-	Area C6	37.6	-

As disclosed in subsequent events (Note 28) interests in Area A and Area B are now 53.8%

	Ownership Interest %	Related Party %		Ownership Interest %	Related Party %
Canary Islands		Exploration for hydrocarbons			-
Canarias-1 to 9	30.0	-			
Sierre Leone		Exploration for hydrocarbons			-
SL-6	50.0	-	SL-7	50.0	-
Algeria		Exploration for hydrocarbons			
ALG-401D	35.0	-			
Libya		Exploration for hydrocarbons			
Libya M-15	45.0	-	Libya S-11	45.0	-
Libya S-16	45.0	-	Libya S-42	45.0	-
Libya S-50	45.0	-	Libya S-64	45.0	-
Kenya		Exploration for hydrocarbons			
Kenya Block L-10	40.0	-	Kenya Block L-11	40.0	-
Kenya Block L-5	40.0	-	Kenya Block L-6	50.0	-
Kenya Block L-7	40.0	-	Kenya Block L-8	50.0	-
Kenya Block L-9	50.0	-			

(b) The aggregate of the Economic Entity's interest in the assets employed in all joint venture operations is:

	Economic Entity	
	2003	**2002**
	$000	**$000**
Current Assets		
Receivables	60,089	30,048
Inventories	14,007	39,382
	74,096	69,430
Non Current Assets		
Exploration and evaluation	345,775	203,457
Oil and gas properties	2,862,738	2,849,639
Inventories	18,264	12,364
	3,226,777	3,065,460
Total Joint Venture Assets	3,300,873	3,134,890

	Economic Entity 2003 $000	Economic Entity 2002 $000
40. JOINT OPERATIONS (Continued)		
(c) The aggregate of the Economic Entity's commitments through joint venture operations is:		
Commitments		
Operating lease	31,252	30,186
Capital	64,239	167,815
Other expenditures	389,837	242,364
	485,328	440,365

(d) Details regarding joint venture entities related to joint venture operations include:

Entity	Principal activity	Carrying amount of investment $000
North West Shelf Gas Pty. Ltd.	Marketing services for venturers in the sale of gas to domestic market.	$2 only
North West Shelf Liaison Company Pty. Ltd.	Liaison for venturers in the sale of LNG to Japanese buyers.	23
North West Shelf Australia LNG Pty. Ltd.	Marketing services for venturers in the sale of LNG to international markets.	$1 only
International Gas Transportation Company Limited	LNG vessel fleet management	22
North West Shelf Shipping Services Company Pty. Ltd.	LNG vessel fleet advisor	9

These entities exist as integrated components of the overall North West Shelf Joint Ventures structure and are held proportionally with the other venturers. There have been no changes to the investment in these entities in the period. There are no material impacts of entity assets, liabilities, revenues, expenses or retained earnings upon the Woodside Economic Entity. All relevant commitments arising through these entities are included in disclosures in Note 31.

40. JOINT OPERATIONS (Continued)

(e) The Economic Entity has the following interests in partnerships:

Partnership	Principal Activities	Economic Entity Ownership Interest 2003 %	2002 %
Adesi Solutions	Provision of SAP support services	-	50.0

	2003 $000	2002 $000
Share of the partnership profits / (losses):		
Revenues	322	3,297
Expenses	-	(2,970)
Operating profits	322	327
Carrying amount of investment in partnership:		
Balance at the beginning of financial year	388	1,811
Distribution of partnership profits	(710)	(1,750)
Share of profits	322	327
Balance at the end of financial year	-	388
Amount of retained profits of the Economic Entity attributable to partnership:		
Balance at the beginning of financial year	1,474	1,245
Share of profits	225	229
Dividends Paid	(1,452)	-
Balance at the end of financial year	247	1,474

(f) Details regarding joint venture contingent liabilities are in Note 38.

41. ASSOCIATED ENTITIES

Name	Principal activities	Economic Entity Ownership Interest 2003 %	2002 %
Ceramic Fuel Cells Ltd.	Fuel cell research and development	44.0	31.8
HR Connect Pty. Ltd.	Recruitment and personnel agency	33.3	33.3
North West Utilities Pty. Ltd.	Investment in power generation capacity	46.0	46.0
Geodynamics Ltd.	Hot dry rocks technology	18.3	31.6

	2003 $000	2002 $000
Share of Associates' profits/(losses)		
Operating profits/(losses)after income tax	(6,183)	(6,633)
Adjusted for recoverable amount write down of assets in Associates	-	-
Share of Associates' net profits/(losses)	(6,183)	(6,633)
Carrying amount of investment in Associates		
Balance at beginning of financial year	29,279	31,212
Investment now recognised as an Associate	-	-
Recoverable amount write down	(15,000)	-
Carrying amount of investment in Associates acquired during the year	-	4,700
Share of Associates' net profits/(losses) for the year	(6,183)	(6,633)
Additional investment	1,000	-
Carrying amount of investment in Associates at the end of the year	9,096	29,279
Amount of retained profits of the Economic Entity attributable to Associates		
Balance at the beginning of financial year	(12,720)	(6,087)
Share of profits/(losses)	(6,183)	(6,633)
Balance at the end of financial year	(18,903)	(12,720)

42. SEGMENT REPORTING

(a) Business Segments

The Economic Entity has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development, (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Ventures.

Oil Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments and the Mauritanian project.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments. These segments are derived on the basis of revenue from oil and gas operations and the location of the customer providing that revenue.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Other
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Algeria and Gulf of Mexico. It also reflects sales to customers in the United States.

42. SEGMENT REPORTING (Continued)

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in Notes 1, 2 and 3.

Primary Reporting - Business Segments

	North West Shelf Ventures		Oil Business Unit		Group and Unallocated		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Revenue								
Revenue from oil & gas operations	1,498,897	1,466,739	551,935	773,864	8,450	-	2,059,282	2,240,603
Cost of Sales								
Production costs	(106,160)	(123,548)	(68,352)	(65,309)	(795)	-	(175,307)	(188,857)
Royalties, Excise and PRRT	(185,552)	(190,980)	(95,406)	(162,201)	-	-	(280,958)	(353,181)
Shipping and marketing	(79,946)	(106,058)	(11,044)	(972)	-	-	(90,990)	(107,030)
Depreciation and amortisation	(102,654)	(113,794)	(115,176)	(162,019)	(5,288)	-	(223,118)	(275,813)
Restoration provision	(23,127)	(14,104)	(6,349)	(7,981)	-	-	(29,476)	(22,085)
Total cost of sales	(497,439)	(548,484)	(296,327)	(398,482)	(6,083)	-	(799,849)	(946,966)
Gross Profit	1,001,458	918,255	255,608	375,382	2,367	-	1,259,433	1,293,637
Other revenue	19,783	3,732	3,904	7,868	128,711	84,510	152,398	96,110
Share of net profit of equity accounted associates	-	-	-	-	(5,859)	(6,306)	(5,859)	(6,306)
Borrowing costs expensed	2,030	(602)	(32)	-	(56,034)	(78,033)	(54,036)	(78,635)
Other expenses from ordinary activities	(30,888)	(103,377)	(60,631)	(291,187)	(432,489)	(842,513)	(524,008)	(1,237,077)
Segment result	992,383	818,008	198,849	92,063	(363,304)	(842,342)	827,928	67,729
Income tax expense							(301,243)	(159,721)
Net profit / (loss)							526,685	(91,992)
Segment Assets	2,842,718	2,524,445	853,007	560,843	1,086,574	1,925,280	4,782,299	5,010,568
Segment Liabilities	763,216	385,823	500,766	314,830	1,084,786	1,989,533	2,348,768	2,690,186
Other segment information								
Associates & other investments	-	-	-	-	59,070	129,448	59,070	129,448
Acquisition of oil & gas property assets, intangible assets and other non-current assets (excluding exploration)	243,374	161,670	127,998	124,817	144,724	195,581	516,096	482,068
Non-cash expenses other than depreciation and amortisation	91,838	73,143	37,949	351,165	207,279	826,653	337,066	1,250,961

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Segment Revenue (by location of customer)	460,191	296,416	1,439,620	1,690,976	159,471	253,211	2,059,282	2,240,603
Segment Assets	4,196,297	4,145,221	116,123	233,877	469,879	631,470	4,782,299	5,010,568
Other Segment Information								
Acquisition of oil & gas property assets, intangible assets and other non-current assets	440,799	338,515	-	-	75,297	143,553	516,096	482,068

43. CONTROLLED ENTITIES

All controlled entities are 100% owned

Chief Entity

Woodside Petroleum Ltd. (c)

Controlled Entities

- Woodside Energy Ltd. (c)
  - Woodside Energy Holdings Pty. Ltd.
    - Woodside Energy Holdings (USA) Inc.
      - Woodside Insurance Inc.
      - Woodside Energy (USA) Inc.
        - Woodside Energy (North Africa) Inc.
  - Woodside Eastern Energy Pty. Ltd.
  - Woodside Petroleum (Timor Sea 7) Pty. Ltd.
  - Woodside Energy (Senegal) Pty. Ltd.
  - Woodside Energy (Algeria) Pty. Ltd.
  - Woodside SSW Solutions Pty. Ltd.
  - Woodside Petroleum (NEDSP) Pty. Ltd.
  - Woodside Technical Services Pty. Ltd.
  - Woodside Mauritania Pty. Ltd.
  - Metasource Pty. Ltd.
    - Woodside West Kimberley Energy Pty. Ltd.
  - Woodside Guangdong Shipping (One) Pty. Ltd.
  - Woodside Guangdong Shipping (Two) Pty. Ltd.
  - Woodside Mauritania Investments Pty. Ltd.
  - Woodside Energy Holdings (UK) Pty. Ltd.
    - Woodside Energy (UK) Limited
      - Woodside Energy Iberia S.A.
      - Woodside Energy (N.A.) Ltd.
  - Woodside Energy (Kenya) Pty. Ltd.
  - Woodside Quest Energy Pty. Ltd.
  - Woodside Energy (Carbon Capture) Pty. Ltd. (b)
  - Woodside Energy (Sierra Leone) Pty. Ltd. (b)
- Woodside Finance Limited
- Woodside Holdings Pty. Ltd.
- Woodside Petroleum Holdings Pty. Ltd.
- Woodside Petroleum (Timor Sea 1) Pty. Ltd.
- Woodside Petroleum (Timor Sea 19) Pty. Ltd.
- Woodside Petroleum (Timor Sea 20) Pty. Ltd.
- Woodside Petroleum (PNG) Pty. Ltd.
- Woodside South East Asia Pty. Ltd.
- Mermaid Sound Port and Marine Services Pty. Ltd.
- Woodside Development Asia Pty. Ltd.
- Woodside Executive Superannuation Fund Pty. Ltd.
- Woodside Financial Services Ltd.
- Woodside Group Staff Superannuation Pty. Ltd.
- Woodside LNG Pty. Ltd.
- Woodside Petroleum (Northern Operations) Pty. Ltd.
- Woodside Petroleum (W.A. Oil) Pty. Ltd.
- Glyde Point Pty. Ltd.

43. CONTROLLED ENTITIES (Continued)

(a) All controlled entities are incorporated in Australia other than Woodside Energy Holdings (USA) Inc., Woodside Energy (USA) Inc., Woodside Energy (North Africa) Inc. and Woodside Insurance Inc. which are incorporated in Delaware USA, Woodside Energy (UK) Limited and Woodside Energy (N.A.) Ltd. which are incorporated in the UK and Woodside Energy Iberia S.A. which is incorporated in Spain.

(b) Entities incorporated during the year were Woodside Energy (Carbon Capture) Pty. Ltd. (12 June 2003) and Woodside Energy (Sierra Leone) Pty. Ltd. (18 September 2003).

Effective 31 October 2003, Woodside Energy Ltd. lost control of Australia LNG Pty. Ltd. as a result of the issuance of additional shares. There was no gain or loss on deconsolidation of this entity.

(c) Pursuant to Class Order 98/1418, relief has been granted to controlled entity, Woodside Energy Ltd., from the Corporations Act 2001 requirements for preparation, audit and publication of accounts. As a condition of the Class Order, Woodside Petroleum Ltd. and Woodside Energy Ltd., are parties to a deed of cross guarantee. The effect of the deed is that Woodside Petroleum Ltd. has guaranteed to pay any deficiency in the event of winding up of Woodside Energy Ltd. Woodside Energy Ltd. has also given a similar guarantee in the event that Woodside Petroleum Ltd. is wound up. During the year Woodside Petroleum Development Pty. Ltd and Mid-Eastern Oil Ltd. were dissolved as the last step in the 1998 court approved scheme of arrangement that had the result of transferring all the business of those two entities into Woodside Energy Ltd. Those two entities are therefore no longer parties to the deed of cross guarantee.

(d) The consolidated financial performance and Statement of Financial Position of the members of the Closed Group made up by the entities that are party to the Deed of Cross Guarantee as described in (c) above are as follows:

	2003 $000	2002 $000
Consolidated financial performance		
Operating profit before income tax	691,766	193,960
Income tax attributable to operating profit	(284,127)	(155,084)
Operating profit / (loss) after income tax	407,639	38,876
Retained profits at the beginning of the financial year	1,615,923	1,635,140
Adjustment arising from adoption of revised Accounting Standard AASB1028 – Employee Benefits	(203)	-
Transfer from Capital Profits Reserve	-	81,907
Dividend provided for or paid	(413,333)	(140,000)
Retained profits at the end of the financial year	1,610,026	1,615,923
Consolidated Statement of Financial Position		
Current assets		
Cash	829	1,921
Receivables	275,230	520,996
Inventories	14,007	39,382
Other financial assets	71,889	100,675
Other assets	10,294	21,093
Total current assets	372,249	684,067
Non-current assets		
Receivables	307,252	347,016
Inventories	18,264	12,364
Other financial assets	214,619	318,545
Exploration & evaluation	644,287	542,633
Oil & gas properties	2,991,318	2,872,727
Other plant & equipment	137,910	79,277
Tax assets	649	649
Other assets	12,833	345,341
Total non-current assets	4,327,132	4,518,552
Total assets	4,699,381	5,202,619

43. CONTROLLED ENTITIES (Continued)

	2003 $000	2002 $000
Current liabilities		
Payables	382,778	502,450
Current tax liabilities	85,072	111,249
Provisions	55,063	56,846
Other liabilities	85,504	115,409
Total current liabilities	608,417	785,954
Non-current liabilities		
Interest bearing liabilities	1,068,376	1,429,580
Deferred tax liabilities	450,228	463,012
Provisions	156,552	123,345
Other liabilities	99,291	78,314
Total non-current liabilities	1,774,447	2,094,251
Total liabilities	2,382,864	2,880,205
Net assets	2,316,517	2,322,414
Shareholders' equity		
Share capital	706,491	706,491
Retained profits	1,610,026	1,615,923
Total shareholders' equity	2,316,517	2,322,414

DIRECTORS' DECLARATION

In the opinion of the Directors of Woodside Petroleum Ltd.:

(a) the financial report and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2003 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 43 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the deed of cross guarantee.

Signed in accordance with a resolution of the Directors.

Charles Goode AC.
Chairman

Perth, 18 February 2004

INDEPENDENT AUDIT REPORT

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Woodside Petroleum Ltd. (the company) and the consolidated entity, for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Woodside Petroleum Ltd. is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Woodside Petroleum Ltd. and the consolidated entity at 31 December 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young
J P Dowling
Partner
Perth
Date: 18 February 2004

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

ABN 55 004 898 962

CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2003

The financial statements and other specific disclosures have been derived from Woodside Petroleum Ltd. and its controlled entities' ("Economic Entity") Full Financial Report for the year. Other information included in the Concise Financial Report is consistent with the Economic Entity's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

A copy of the Economic Entity's 2003 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2003 Full Financial Report can be requested by telephone (Australia: 1300 557 010, Overseas: (61) 39615 5970) and by Internet at www.woodside.com.au.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 31 December 2003

	Notes	Economic Entity	
		2003 $000	**2002** $000
Revenues from oil & gas operations		2,059,282	2,240,603
Cost of sales		(799,849)	(946,966)
Gross profit		1,259,433	1,293,637
Other revenues from ordinary activities		152,398	96,110
Share of associates' net profits/(losses)		(5,859)	(6,306)
Borrowing costs expensed		(54,036)	(78,635)
Other expenses from ordinary activities		(524,008)	(1,237,077)
Profit from ordinary activities before Income Tax		827,928	67,729
Income Tax attributable to ordinary activities		(301,243)	(159,721)
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.	3	526,685	(91,992)
Basic and diluted earnings per share (cents)	4	79.0	(13.8)
Dividend per share (cents/share)	5 (b)	46.0	62.0

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 4 of this Report and the notes to the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL PERFORMANCE

Overview

Woodside's 2003 underlying financial performance declined by 19.9% due principally to lower oil volumes and increased exploration expense. In 2002 the adoption of a revised accounting policy for exploration and evaluation (E & E) costs and a write-down of the carrying value of Woodside's investment in Oil Search Limited significantly affected the reported results (see note 3).

	2003 $000	2002 $000
Net Profit After Tax – Before Significant Items	526,685	657,792
(less)/plus Significant Items		
Opening balance impact of change to Successful Efforts approach to Exploration and Evaluation accounting	-	(643,739)
Write-down in value of investment in Oil Search Limited	-	(106,045)
Reported Net Profit/(Loss) After Tax	526,685	(91,992)

Issues that affected the Economic Entity's financial performance in the period were:

Revenue from oil & gas operations Lower sales volumes reduced revenue by $56.3 million, resulting predominantly from natural field decline on the Laminaria project, this was partially offset by increased LNG, Natural Gas and North West Shelf condensate sales. The average realised oil price in 2003 was US$27.62 per barrel compared with US$21.93 in 2002, increasing revenues by A$226.6 million. However the appreciation of the Australian dollar against the US dollar decreased revenue by A$344.0 million with an average A$/US$ exchange rate in 2003 of 0.6523 compared with 0.5444 in 2002.

Cost of sales Production costs declined by $45.6 million largely as a result of reduced Laminaria operating costs and the effect of the appreciation of the Australian dollar on hedging of operating costs. PRRT expense decreased by $82.0 million during the year as a result of lower Laminaria sales and a refund received from the ATO relating to the clarification of technical amendments to the PRRT legislation. Depreciation and amortisation decreased by $52.7 million mainly due to the decline in Laminaria production.

Other revenues from ordinary activities Appreciation of the Australian dollar resulted in a decrease in interest income on the Greater Sunrise settlement receivable of $4.8 million.

Borrowing costs expensed Lower average debt levels, lower interest rates and the appreciation of the Australian dollar have combined to reduce these costs by $23.8 million.

Other expenses from ordinary activities After eliminating the effects of the 2002 significant items these costs have increased by $143.3 million. The main factors contributing to this increase were exploration expense and amortisation of exploration permit acquisition costs during the year up by $129.3 million and foreign currency losses up by $18.7 million due to the appreciation of the A$/US$ exchange rate.

Income Tax attributable to ordinary activities The effective tax rate, after eliminating 2002 significant items, has increased to 36.38% in 2003 from 33.30% in 2002 mainly due to the effect of non deductible foreign exploration expenditure.

<u>Key metrics</u>

Return on equity (net profit attributable to the members of Woodside Petroleum Ltd. on total equity) increased from -4.0% to 21.7% due to the significant items incurred in 2002 (see note 3). Adjusting for significant items, return on equity decreased from 28.4% to 21.7%.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF FINANCIAL POSITION
As at 31 December 2003

	Note	Economic Entity 2003 $000	Economic Entity 2002 $000
CURRENT ASSETS			
Cash assets		177,601	155,352
Receivables		260,878	298,361
Inventories		14,007	39,381
Other financial assets		73,123	102,516
Other assets		11,342	20,894
TOTAL CURRENT ASSETS		536,951	616,504
NON CURRENT ASSETS			
Receivables		307,252	347,016
Inventories		18,264	12,364
Equity accounted investments		9,096	29,666
Other financial assets		106,034	146,756
Exploration & evaluation		653,518	556,019
Oil & gas properties		2,985,154	2,866,808
Other plant and equipment		137,910	79,277
Deferred tax assets		649	649
Other assets		27,471	355,509
TOTAL NON CURRENT ASSETS		4,245,348	4,394,064
TOTAL ASSETS		4,782,299	5,010,568
CURRENT LIABILITIES			
Payables		335,783	317,032
Current tax liabilities		100,992	105,152
Provisions		55,064	56,848
Other liabilities		86,747	117,746
TOTAL CURRENT LIABILITIES		578,586	596,778
NON CURRENT LIABILITIES			
Interest bearing liabilities		1,068,376	1,429,580
Deferred tax liabilities		455,090	473,309
Provisions		156,552	123,345
Other liabilities		90,164	67,174
TOTAL NON CURRENT LIABILITIES		1,770,182	2,093,408
TOTAL LIABILITIES		2,348,768	2,690,186
NET ASSETS		2,433,531	2,320,382
EQUITY			
Contributed equity		706,491	706,491
Reserves		-	-
Retained profits	6	1,727,040	1,613,891
TOTAL EQUITY		2,433,531	2,320,382

The statement of financial position is to be read in conjunction with the discussion and analysis on page 6 of this Report and the notes to the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Overview

The Economic Entity's net assets increased by 4.9% to $2,433.5 million over the year.

Issues that affected the Economic Entity's financial position in the period were:

Assets

- Receivables (Non-Current) - $40.0 million reduction due to effect of appreciation of Australian dollar against the US dollar on the Greater Sunrise deferred settlement of proceeds.
- Other financial assets (Current & Non-Current) – $46.4 million reduction representing the written down value of the investment in Oil Search which was sold during the year and deferred costs on open hedges which after accounting for the increases in oil prices, the appreciation of the A$/US$ exchange rate and the lower level of hedging have reduced by $16.0 million.
- Exploration and evaluation – Additions of $97.8 million relating to evaluation activity in previously discovered areas. Net acquisition cost additions of $46.0 million after amortisation. Net exploration costs written off of $46.2 million.
- Oil and gas properties – Significant additions during the period included $105.2 million in relation to the Train 4 Project, $70.9 million in relation to the Enfield project, $46.6 million in relation to the Second Trunkline Expansion Project, $31.1 million in relation to the Ohanet project and $12.0 million in relation to the Goodwyn Low Pressure Train Project. Offsetting these additions was amortisation of $223.1 million.
- Other plant and equipment – Significant additions during the period included $57.0 million in relation to the new corporate office fitout.
- Other assets - Deferred exchange fluctuation on US$ borrowings changed from a $332.5 million unrealised loss to a $20.4 million unrealised gain due to the appreciation of the A$/US$ exchange rate. Accordingly the balance is now reported in Other liabilities (Non-Current) as a deferred gain.

Liabilities

- Interest bearing liabilities – $356.9 million reduction in the A$ value of US$ debt due to the appreciation of the A$/US$ exchange rate and a net loan repayment of US$10 million. During the year a US$250 million 10 year bond was issued, maturing in 2013. The proceeds received from this issue were used to repay the bilateral loans outstanding at that date.
- Provisions (Non-Current) – Increased due to ongoing provision for restoration obligations of $29.5 million.
- Other liabilities (Non-Current) – Deferred exchange fluctuation on US$ borrowings balance now $20.4 million gain (as per Other assets).

Equity

- The increase in equity arises from the reported profit for the financial year less the payment of dividends.

Key metrics

Gearing (net debt/net debt + equity) has decreased from 35.5% in 2002 to 26.8% in the current period. The company has substantial long term undrawn financing facilities totalling $902 million for any long or short term funding requirements.

STATEMENT OF CASH FLOWS
For the year ended 31 December 2003

	Economic Entity	
	2003	2002
	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	2,123,110	2,388,888
Interest received	12,112	9,472
Dividends received	12,150	9,183
Payments to suppliers and employees	(333,556)	(488,092)
Borrowing costs paid (net of capitalised amounts)	(66,725)	(79,839)
Management and other fees	44,095	52,050
Royalty, Excise and PRRT payments	(271,388)	(373,688)
Income tax/GST paid	(316,925)	(311,123)
Net Cash from Operating Activities	1,202,873	1,206,851
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	(812,104)	(691,255)
Proceeds from sale of investments	62,179	2,195
Proceeds from sale of exploration and evaluation	9,089	3,039
Proceeds from sale of oil and gas properties	1,580	1,514
Payments for investments in other entities	(1,000)	(9,950)
Advances to employees relating to share plan	(23,434)	(50,586)
Repayments from employees relating to share plan	23,006	15,128
Net Cash used in Investing Activities	(740,684)	(729,915)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	1,190,901	364,327
Repayment of borrowings	(1,195,177)	(434,162)
Advances(to)/from other entities	-	32,653
Dividends paid	(413,333)	(446,667)
Debt establishment costs paid	(1,153)	-
Net Cash used in Financing Activities	(418,762)	(483,849)
NET INCREASE / (DECREASE) IN CASH HELD	43,427	(6,913)
CASH AT BEGINNING OF FINANCIAL YEAR	155,352	160,556
Effects of exchange rate changes on the balances of cash held in foreign currencies	(21,178)	1,709
CASH AT THE END OF THE FINANCIAL YEAR	177,601	155,352

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 8 of this Report and the notes of the Concise Financial Report set out on pages 9 to 14 of this Report.

DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Overview

Cashflows from operations in the period provided sufficient funds to meet all requirements for investing activities, repayment of debt and the interim dividend.

Issues that affected the Economic Entity's cash flows in the period were:

Cash flows from operating activities

- Lower receipts from customers are mainly due to the decline in revenues and the draw on prepaid gas balances by customers (unearned revenues).
- Lower PRRT payments due to lower Laminaria sales and a refund received from the ATO in relation to clarification of technical amendments to the PRRT legislation. Lower excise payments as a result of the decline in relevant sales revenues.

Cash flows used in investing activities

- Increased exploration and evaluation expenditure in 2003, in addition to oil and gas property expenditure on a number of projects (LNG Train 4, Enfield, Second Trunkline, Ohanet and Goodwyn Low Pressure Train).
- Proceeds received from sale of investments represents the proceeds on the sale of the investment in Oil Search Limited.

Cash flows used in financing activities

- During the year a US$250 million ten year bond was issued, the proceeds of which were used to repay the bilaterals outstanding at that date and a net loan repayment of US$10 million was made, compared with a net repayment of US$40 million in 2002.
- Dividend payments were slightly lower in 2003.

1. PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Economic Entity's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Economic Entity's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

The accounting policies are consistent with those of the previous year except as described below.

2. CHANGES IN ACCOUNTING POLICIES

Provisions

Employee benefits

(i) Change in accounting policy regarding employee benefit provisions

Description of and Reason for Change

The economic entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the economic entity measured the provision for employee benefits based on remuneration rates applicable as at the reporting date. In accordance with the requirements of the revised Standard, the provision for the employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

Financial Effect of Change

The effect of the revised policy has been to increase employee benefit liabilities at the beginning of the year by $676 thousand, decrease opening consolidated retained profits by $203 thousand and increase receivables by $473 thousand. In addition, current year profits have decreased by $19 thousand due to an increase in the employee benefits expense. Current provisions at 31 December 2003 have also increased by $429 thousand and non-current provisions have increased by $311 thousand as a result of the change in accounting policy.

(ii) Revised Policy

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave, long service leave and the provision of interest free loans under the Woodside Employee Share Plan. Liabilities arising in respect of wages and salaries, annual leave, sick leave (regardless of whether they are expected to be settled within 12 months) and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used. Rates which approximate the Economic Entity's incremental borrowing rate are used to determine the present value of cash inflows arising from the employee share plan receivable.

The cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased employee benefit costs each period. Any costs arising from the limited-recourse component of the plan are recognised as an employee expense in the period they are incurred. The option value to the employee of the limited-recourse nature of the Plan is not charged as an employee benefit expense. The costs to the company of providing the Share Plan benefit to employees is included in determining the remuneration of relevant employees as disclosed in the Economic Entity's Full Financial Report.

2. CHANGES IN ACCOUNTING POLICIES (Continued)

Provisions (Continued)

(ii) Revised Policy (Continued)

Contributions to the Economic Entity's superannuation plans by entities within the Economic Entity are charged against profit when due. The Economic Entity does not record excesses of assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset in the Financial Report.

3. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.

Individually significant items

	Economic Entity 2003 $000	Economic Entity 2002 $000
(i) Adoption of revised exploration and evaluation policy		
Opening balance adjustment		
Exploration & Evaluation	-	(386,356)
Oil & Gas Properties		
Projects in Development	-	(235,094)
Producing Projects	-	(191,078)
	-	(812,528)
Applicable income tax benefit	-	168,789
	-	(643,739)
(ii) Impact of revised exploration and evaluation policy on 2002 performance		
Oil & Gas Property, Depreciation/Amortisation – transferred exploration and evaluation	-	51,362
Exploration expense current year	-	(126,445)
Exploration expense - amortisation licence acquisition costs	-	(1,715)
	-	(76,798)
Applicable income tax benefit	-	5,186
	-	(71,612)
(iii) Diminution in value of investment in Oil Search Limited	-	(106,045)
Applicable income tax benefit	-	-
	-	(106,045)

4. EARNINGS PER SHARE

	Economic Entity 2003 $000	Economic Entity 2002 $000
Basic earnings per share and diluted earnings per share are identical.		
Earnings/(loss) used in calculating basic and diluted earnings per share	526,685	(91,992)
Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667
Basic earnings/(loss) per share (cents)	79.0	(13.8)

5. DIVIDENDS

(a) Dividends recognised in the current year by the Company are:

	Cents per share	Total amount $'000	Date of payment	Tax rate for franking credit	Percentage franked
2003					
2002 Final - ordinary	41.0	273,333	21/3/2003	30%	100%
2003 Interim – ordinary	21.0	140,000	5/9/2003	30%	100%
Total franked amount		413,333			
2002					
2002 Interim – ordinary	21.0	140,000	5/9/2002	30%	100%
Total franked amount		140,000			

No unfranked dividends have been declared or paid during the year.

(b) Summary of dividends in relation to reported periods

		2003	2002
Interim dividend 21.0 cents (2002: 21.0 cents) (declared and paid)		140,000	140,000
Final dividend			
Declared February 2003 : 41 cents		-	273,333
Declared February 2004 : 25 cents	(Note 8)	166,667	-
		306,667	413,333
Dividend in respect of financial year		46 cents	62 cents

6. RETAINED PROFITS

Movements in retained profits

	Economic Entity 2003 $000	Economic Entity 2002 $000
Balance at beginning of year	1,613,891	1,763,976
Adjustment arising from adoption of revised accounting standard AASB 1028 Employee Benefits – refer Note 2	(203)	-
Net profit / (loss) attributable to members of Woodside Petroleum Ltd.	526,685	(91,992)
Aggregate of amounts transferred from the capital profits reserve	-	81,907
Dividends provided for or paid	(413,333)	(140,000)
Balance at end of year	1,727,040	1,613,891

7. SEGMENT REPORTING

(a) Business Segments

The Economic Entity has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development, production and sale of LNG, Domgas, Condensate, LPG and Crude Oil from the North West Shelf Venture.

Oil Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments and the Mauritanian project.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments. These segments are derived on the basis of revenue from oil and gas operations and the location of the customer providing that revenue.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Other
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Algeria and Gulf of Mexico. It also reflects sales to customers in the United States.

7. SEGMENT REPORTING (Continued)

Primary Reporting - Business Segments

	North West Shelf Ventures		Oil Business Unit		Group and Unallocated		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Revenue								
Revenue from oil & gas operations	1,498,897	1,466,739	551,935	773,864	8,450	-	2,059,282	2,240,603
Cost of Sales								
Production costs	(106,160)	(123,548)	(68,352)	(65,309)	(795)	-	(175,307)	(188,857)
Royalties, Excise and PRRT	(185,552)	(190,980)	(95,406)	(162,201)	-	-	(280,958)	(353,181)
Shipping and marketing	(79,946)	(106,058)	(11,044)	(972)	-	-	(90,990)	(107,030)
Depreciation and amortisation	(102,654)	(113,794)	(115,176)	(162,019)	(5,288)	-	(223,118)	(275,813)
Restoration provision	(23,127)	(14,104)	(6,349)	(7,981)	-	-	(29,476)	(22,085)
Total cost of sales	(497,439)	(548,484)	(296,327)	(398,482)	(6,083)	-	(799,849)	(946,966)
Gross Profit	1,001,458	918,255	255,608	375,382	2,367	-	1,259,433	1,293,637
Other revenue	19,783	3,732	3,904	7,868	128,711	84,510	152,398	96,110
Share of net profit of equity accounted associates	-	-	-	-	(5,859)	(6,306)	(5,859)	(6,306)
Borrowing costs expensed	2,030	(602)	(32)	-	(56,034)	(78,033)	(54,036)	(78,635)
Other expenses from ordinary activities	(30,888)	(103,377)	(60,631)	(291,187)	(432,489)	(842,513)	(524,008)	(1,237,077)
Segment result	992,383	818,008	198,849	92,063	(363,304)	(842,342)	827,928	67,729
Income tax expense							(301,243)	(159,721)
Net profit / (loss)							526,685	(91,992)
Segment Assets	2,842,718	2,524,445	853,007	560,843	1,086,574	1,925,280	4,782,299	5,010,568
Segment Liabilities	763,216	385,823	500,766	314,830	1,084,786	1,989,533	2,348,768	2,690,186
Other segment information								
Associates & other investments	-	-	-	-	59,070	129,448	59,070	129,448
Acquisition of oil & gas properties and other non-current assets (excluding exploration)	243,374	161,670	127,998	124,817	144,724	195,581	516,096	482,068
Non-cash expenses other than depreciation and amortisation	91,838	73,143	37,949	351,165	207,279	826,653	337,066	1,250,961

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Segment Revenue (by location of customer)	460,191	296,416	1,439,620	1,690,976	159,471	253,211	2,059,282	2,240,603
Segment Assets	4,196,297	4,145,221	116,123	233,877	469,879	631,470	4,782,299	5,010,568
Other Segment Information								
Acquisition of oil & gas properties and other non-current assets	440,799	338,515	-	-	75,297	143,553	516,096	482,068

8. EVENTS SUBSEQUENT TO BALANCE DATE

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 25 cents (2002: 41 cents), payable in March 2004. The amount of this dividend will be $166,666,667 (2002: $273,333,333). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

China Equity Sale

The North West Shelf participants and CNOOC Limited (a listed subsidiary of China National Offshore Oil Corporation) announced on 16 May 2003 the formalisation of agreements to provide for CNOOC subsidiary CNOOC NWS Private Ltd. to acquire an interest in the NWS Venture titles and to secure rights to use NWS Venture infrastructure to process gas. Regulatory and other approvals required to complete these agreements remain outstanding at year end.

Subsequent to year end, CNOOC has, in relation to these agreements, paid US$80.5 million to Woodside but the agreements remain conditional with an anticipated completion in the first half of 2004. Accordingly this transaction has not been recognised in these financial statements. US$53 million of the payment is a deposit of 90% of the purchase consideration which will be recognised upon completion together with attributable costs, US$27.5 million is a portion of the tariff for future gas processing services which will be recognised over the 25 year period of supply. In the event that the agreements are not completed these amounts are refundable to CNOOC.

Acquisition of AGIP Mauritania BV

On 13 January 2004, Woodside concluded the acquisition of AGIP Mauritania BV from ENI, this transaction included the pro rata sale of interests among the other Joint Venturers. AGIP Mauritania BV held a 35% interest in the Mauritanian PSC Area A and PSC Area B both of which are operated by Woodside. The net cost to Woodside, after the pro rata allocation to joint venturers on 30 January 2004, will be US$33.4 million, plus Woodside's share of adjustments for activities after an effective date of 1 August 2003 totalling US$19.4 million. Woodside's interest in the two PSC Areas after the transaction is 53.846%. There is also a further three US$5 million contingent payments that may be incurred if certain milestones are reached. Woodside's share of these is about US$8 million.

DIRECTORS' DECLARATION

In the opinion of the Directors of Woodside Petroleum Ltd. the accompanying Concise Financial Report of the Economic Entity, comprising Woodside Petroleum Ltd. and its controlled entities for the year ended 31 December 2003, set out on pages 4 to 15:

(a) has been derived from or is consistent with the full financial report for the financial year; and
(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

Dated at Perth this 18th day of February 2004.

Signed in accordance with a resolution of the Directors:

Charles Goode AC
Chairman

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The concise financial report and directors' responsibility
The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 31 December 2003. The consolidated entity comprises both Woodside Petroleum Ltd. (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach
We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 31 December 2003. Our audit report on the full financial report was signed on [insert date], and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of Woodside Petroleum Ltd. complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

J P Dowling
Partner
Perth
Date: 18 February 2004

WOODSIDE

1954 2004

Commitment to Growth

Woodside Petroleum Ltd.

2003 Annual Results

"Commitment to Growth"

Keith Spence
Acting CEO

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

2003 Full Year Financial Performance

	2003	2002[1]	% VAR
Production volume (million boe)	58.9	64.2	(8.2)
Sales volume (million boe)	59.0	62.7	(5.9)
Oil & Gas Revenue (A$M)	2,059.3	2,240.6	(8.1)
EBITDAX (A$M)	1,387.4	1,381.7	0.4
Exploration expense (A$M)	(295.5)	[2](166.8)	77.2
NPAT (A$M)	**526.7**	[2] **657.7**	**(19.9)**
2002 Significant Items			
Write-down of Oil Search holding post-tax (A$M)		(106.0)	
Successful Efforts Adjustment post-tax (A$M)		[3](643.7)	
Reported Profit (post 2002 significant items A$M)	**526.7**	**(92.0)**	
Total dividend applicable to full year (c.p.s)	46	62	(25.8)
Net Operating Cash Flow (A$M)	1,202.9	1,206.9	(0.3)
Gearing (%)	26.8	35.5	(24.5)
Long term debt (US$M)	800	810	(1.2)

(1) Restated for Successful Efforts accounting approach
(2) Includes Successful Efforts accounting adjustment for 2002 only
(3) Successful Efforts accounting adjustment up to end 2001

WOODSIDE

2003 Full Year Results – Variance to 2002



700
600
500
400
300
200
100
0
658
125
39
241
159
32
37
17
51
20
527
2002 Underlying Profit
Exploration Expensed
Revenue (Volume)
Revenue (AUD/USD Forex)
Revenue (USD Price)
Production costs
Depreciation
Borrowing Costs
PRRT, Excise & Royalties
Other
2003 Reported

WOODSIDE

2003 Full Year Operational Performance



Health and Safety
TRCF per million hours worked
millions of exposure hours
10
8
6
4
2
20
16
12
8
4
6.6
10.2
5.9
15.1
2002
2003



Product Volumes
MMboe
Production
Sales
60
40
20
64.2
62.7
58.9
59.0
2002
2003

- Total Recordable Case Frequency improved by 11% to 5.9 per million hours worked, despite increased activity
- Lower production volume of 58.9MMboe, however, original 2003 production target exceeded by 7.1%. Sales volume of 59MMboe was 6% lower than 2002
- Domestic gas and LNG production increased, largely offsetting natural oil field decline. Wanaea-Cossack oil production better than expected
- Record total annual NWSV production of 516,000 boe/d (gross)
- LNG annual production record of 22,280 t/d (gross)
- Domestic gas annual production record of 604 Tj/d (gross)

WOODSIDE

Unit Costs/project


Lifting Costs - Gas
A$M
80
60
40
20
$73.8
$64.9
1.99
1.61
4
3
2
1
A$/boe
2002
2003

- Encouraging decrease in gas lifting cost, down 12.1% to $64.9M
- Gas lifting cost per unit of production decreased 19.1% to $1.61/boe


Lifting Costs - Oil
A$M
80
60
40
20
$76.5
$67.4
2.83
3.63
4
3
2
1
A$/boe
2002
2003

- Oil lifting cost decrease of 11.9% to $67.4M was largely due to Laminaria cost savings
- With lower oil volumes, oil lifting cost per unit of production rose by 22% to $3.63/boe

Lifting cost: Woodside share of all operating costs (excludes exchange fluctuation, marketing cost, royalties, excise, insurances) divided by production in barrels of oil equivalent

Reserves Growth

RRR = 158%, Probable Reserves level, 3yr rolling average


Gas
Condensate
Oil
1400
1200
1000
800
600
400
Hydrocarbons (MMboe)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

- Probable Reserves net change ~zero
- Mainly due to revisions & new additions (MMboe);
  - Chinguetti (37.5)
  - NWSV Oil (13.0)
  - Enfield (8.7)
- Other changes;
  - Exeter/Mutineer (-1.5)
  - Ohanet (-2.9)
- Oil reserves increased, Gas & condensate decreased in 2003
- 2003 Probable Reserves comprise 63% dry gas, 11% condensate, 26% oil

WOODSIDE

2003 Highlights – Australia

- Record total NWSV production (records for Domgas, LNG)
- 1500th LNG cargo to Japan
- Successful completion of biggest inter-field shut-down in NWS history to allow tie-in of second trunkline
- NWSV Train 4 progressed to be 87% complete at year end
- New LNG contracts (Japan, Korea)
- Formalisation of conditional agreements to supply LNG to China
- Laminaria/Corallina – produced 150 millionth barrel in November
  – excellent facility uptime of 99%
- Successful completion of Legendre North 4-H well
- Contracts for Enfield FPSO design and construction awarded
- Stybarrow & Skiddaw discoveries

2003 Highlights – Australia

- Mutineer-Exeter project approved in October
- Otway (Thylacine-Geographe) concept selection finalised and development site secured
- Bonaparte (Blacktip) additional equity acquired from Shell, Heads of Agreement signed with Alcan
- Timor Sea (Sunrise) - Timor Sea Treaty ratified,
  - International Unitisation Agreement signed
  - Environmental approval obtained for upstream development
- Scott Reef/Brecknock (Browse Basin) Retention Lease granted

2003 Highlights – International

Africa

- Ohanet first international production and revenue
- Mauritanian appraisal/early development Chinguetti well flowed oil at maximum rate of 15,680bopd
- Chinguetti oil field Declaration of Commerciality (announced Jan 2004)
- Tiof and Tiof West successful oil discoveries
- Mauritanian interest increased from 35% to 53.846% with acquisition of Agip Mauritania B.V. (finalised Jan 2004)
- Low cost entry into Kenya, Libya & Sierra Leone adding to existing interests in Mauritania, Algeria and Canary Islands

United States

- Successful appraisal of Neptune oil field with Neptune-5
- Midway gas discovery (drilling finished in Feb 2004)

Production Projection



MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Legendre
Otway
Chinguetti
Blacktip
NWSV Oil
Ohanet
Sunrise FLNG
Egret
New Ventures
Laminaria
Train 5
Enfield Area
Mutineer Exeter
Prior Market Disclosed

Changes from Nov'03 : Corallina-2 online, Kuda Tasi-Jahal removed, Egret RFSU delayed to 2007, if Train 5 approved expect RFSU in 2008 rather than 2007, Chinguetti equity increased from 35% to 53.85%. Enfield now has potential tie-in of Laverda (or Stybarrow?) in 2009 (previously was in 2010)

WOODSIDE

2004 Project Update

NWS	- Train 4 targeting mid-year production start-up - First gas into second trunkline Feb 2004 - Train 5 waiting on market capture - Egret dependent on Demeter seismic interpretation
Corallina -2	- On-line in Jan 2004, initial production rate of 29,000 bopd, currently 8,000 bopd
Enfield	- Front End Engineering Design completed - Project approval expected Q1 2004 - Planned production start-up Oct 2006
Kuda Tasi - Jahal	- Stand-alone not currently viable. Assess prospects & leads that may be developed with Kuda Tasi-Jahal

WOODSIDE

2004 Project Update & Outlook - Australia

Thylacine/ Geographe
- Government & environmental approvals progressing
- Tenders issued in late 2003 are being assessed
- Award of Production Licence and project approval expected Q2 2004
- Planned start-up mid 2006

Mutineer-Exeter
- Development drilling
- Planned start-up mid-2005

Blacktip
- Project approval Q4 2004
- Planned start-up 2007

Sunrise
- Pursuing Asian and North American customers

2004 Project Update & Outlook - International

Mauritania	- FPSO being evaluated for Chinguetti
	- Project approval expected mid 2004, start up late 2005
Ohanet	- Performance test complete
Neptune	- Neptune-6 appraisal well commences Feb 2004
	- Assessing development options
	- First production possible in 2007
Midway	- Gas discovery is to be tested
	- Assessing development options
	- Possible production in 2H 2004

WOODSIDE

2004 Exploration Plan

Totals	2003 Actual	2004 Planned
Exploration Wells	21	16



Africa	2003 Actual	2004 Planned
Exploration Wells	3	4

Australia	2003 Actual	2004 Planned
Exploration Wells	14	6

GoM Shelf	2003 Actual	2004 Planned
Exploration Wells	3	5

GoM Deepwater	2003 Actual	2004 Planned
Exploration Wells	1	1

Expected Exploration Spend


International 5%
West Africa 15%
Australia 25%
North Africa 12%
GoM Deepwater 10%
GoM Shelf 33%

WOODSIDE

Outlook

Deliver top quartile Total Shareholder Return by growing the business across three horizons in three regional focus areas

- Maximise production, reduce operating costs
- Pursue production initiatives (possible infill drilling Wanaea, Legendre)
- Deliver 2004 production aspiration of 58 MMboe
- Consider up to seven project approvals during 2004
- Pursue Asian and North American LNG customers
- Development planning for Chinguetti. Appraisal drilling at Tiof
- Appraisal drilling at Neptune Q1 2004. Gas testing at Midway 2H 2004

WOODSIDE

WOODSIDE

1954 2004

Commitment to Growth

Appendices

2003 Production Summary

	2003	2002	% VAR
PRODUCTION			
Domestic Gas (Tj/d)	302	267	13
LNG (k tonnes)	1,355.2	1,272.7	6
Condensate (million bbl)	9.9	9.9	0
LPG (k tonnes)	134	135	0
Oil (million bbl)			
• Cossack	6.6	7.3	(10)
• Laminaria	8.4	15.2	(45)
• Legendre	4.6	5.2	(12)
TOTAL million boe (Production)	58.9	64.2	(8)
TOTAL million boe (Sales)	59.0	62.7	(6)

- Gas up with strong demand
- Oil down with natural decline of reservoirs
- LNG up due to high demand & reliable system operations

2003 Revenue Summary

	2003	2002	% VAR
REVENUE ($m)			
Domestic Gas / LNG	707.7	665.7	6
Condensate	415.2	397.7	4
LPG	56.7	58.6	(3)
Oil			
• Cossack	287.0	296.4	(3)
• Laminaria	347.6	565.3	(38)
• Legendre	204.3	208.5	(2)
LNG Ship Charter	40.8	48.3	(16)
TOTAL REVENUE	2,059.3	2,240.6	(8)
Average oil price WTI (US$/bbl)	30.99	26.15	18
Average realised oil price (US$/bbl)	27.62	21.93	26
Exchange rate (A$:US$)	0.6523	0.5444	(20)

Reserves as at 31 Dec' 2003

Woodside Share		Proved		Probable	
		YE 2003	YE 2002	YE 2003	YE 2002
Dry Gas	(Bcf)	3626	3810	4654	4840
Condensate	(MMbbl)	107.6	117.0	145.7	154.9
Oil	(MMbbl)	236.4	191.7	341.5	300.1
Total	(MMboe)	980.1	977.1	1303.6	1304.1

- Year end 2003 Reserves essentially unchanged from 2002
- Annual Reserves replacement ratio = 99% Probable, 105% Proved
  - 3 year average RRR = 158% Probable, 132% Proved
- Principal Reserve additions - Chinguetti, NWSV oil fields & Enfield
- NWSV gas & condensate Ultimate Recovery unchanged
- 2003 reserves do not include Tiof & Tiof West, Neptune and Blacktip nor increased equity in Mauritania

WOODSIDE

Net Profit Sensitivities

		(A$M) 2004	(A$M) 2003
Realised Oil Price	US $1/bbl	23.0	24.0
Exchange Rates ($A/US)	1 cent	12.0	12.0
US Interest Rate	1%	4.0	5.0

WOODSIDE

Oil Price Risk Management

	Year 1	Year 2
Total (Swaps)		
BOE cover (million bbl)	2.69	0.06
Proportion of sales volume (%)	4.75	0.10
Proportion of exposure covered (%)	9.82	0.19
Avg. Hedge Price (US$/bbl)	21.09	21.25

Mark to market oil hedge position at 31 December 2003 was negative A$31.5 million compared to negative A$94.4 million at 31 December 2002.

WOODSIDE

Capital, Exploration and Investment Expenditure


$AM
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004F
76
64
217
216
78
444
148
81
135
243
61
64
278
30
130
232
84
162
38
305
79
238
10
248
Exploration
Oil & Gas properties
PPE, E&D
North Africa
West Africa
Legendre
Bass Strait
Enfield Area
NWS
Laminaria
Investments
Other

WOODSIDE

Funding



A$Bn
5
4
3
2
1
0
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Gearing (%)

* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter and Blacktip). Projection does not include development scenarios for New Ventures. Projection is based on following oil price assumptions: 2004 US$31.50, 2005 US$28.00, 2006 US$27.00, 2007 US$26.75, and 2008 onwards US$22.00. A$/US$ Exchange rate: 2004 $0.762, 2005 $0.72, 2006 $0.70, 2007 $0.685, and 2008 onwards $0.64.

* Assumes dividend payout consistent with past practice.

* Calculations reflect "Successful Efforts" exploration accounting policy.

WOODSIDE

Identified Projects

Project	FEED	FID	RFSU	Equity %
Corallina-2	✓	✓	✓	50.0
Train 4	✓	✓	Mid-2004	16.67
Mutineer-Exeter	✓	✓	Mid-2005	8.2
Enfield Phase 1	✓	Q1, 2004	Oct-2006	100.0
Thylacine-Geographe	✓	Q2, 2004	Mid-2006	51.55
Chinguetti	Q1, 2004	Mid-2004	Late-2005	53.85
Midway	1H 2004	Mid-2004	2H 2004	37.50
Blacktip	Q1, 2004	Q4, 2004	2007	53.85
Egret	Q1, 2006	Q4, 2006	Mid-2007	33.3
Train 5	Reviewing	Reviewing	2008	16.67
Neptune	Reviewing	Reviewing	Reviewing	20.0
Sunrise	Reviewing	Reviewing	2010	33.44

FEED: Front End Engineering and Design
FID: Final Investment Decision
RFSU: Ready For Start Up

WOODSIDE

2003 Drilling Program - Australia



Well Name	Location	Target	Result	%Equity
Shakespeare-1	NT/P57	Oil	P&A	60
Whitetail-1	WA-296-P	Gas	P&A	14.3
Weasel-1	WA-279-P	Gas	P&A	35
Scallop-1	VIC RL2	Gas	P&A	30
Stybarrow-1 & 2 (1)	WA-255-P	Oil	Successful	50
Skiddaw-1 + sidetrack	WA-255-P	Oil	Successful	50
Eskdale-1	WA-255-P	Oil	P&A	50
Egret 3	WA-10-R	Gas	P&A	16.7
Guilford-1	WA-269-P	Gas	P&A	80
Carteret-1	WA-4-L	Oil	P&A	33
Tigger-1	WA-248-P	Oil	P&A	80
Gnarlyknots-1	EPP-29	Oil	P&A	40
Nickol-1	WA-255-P	Oil	P&A	45.9
Kuda Tasi-2 (1)	JPDA 03-01	Oil	Successful	40

(1) Appraisal well

WOODSIDE

2003 Drilling Program - International



Well Name	Location	Target	Result	%Equity
Voss-1	GoM	Oil	P&A	15
Neptune-4 (1)	GoM	Oil	P&A	20
Roatan-1	GoM	Gas	P&A	50
Bison-1	GoM	Gas	P&A	50
Samoa-1	GoM	Gas	P&A	50
Neptune-5 (1)	GoM	Oil	Successful	20
Chinguetti AED (1)	Mauritania Area B	Oil	Successful	35
Chinguetti 5-1 Poune	Mauritania Area B	Oil	P&A	35
Chinguetti 4-6 Tiof	Mauritania Area B	Oil	Successful	35
Chinguetti 4-7 Tiof West	Mauritania Area B	Oil	Successful	35

Note AED = appraisal / early development well

WOODSIDE

2004 Drilling

Well Name	Location	Target	Result	%Equity
Midway-1	GoM	Gas	Successful	37.5
Bounty-2	Carnarvon	Oil	Successful	8.2
Penguin/Polkadot	Browse	Gas		50
1 Well	Carnarvon	Oil		8.2
3 Wells	Exmouth	Oil		100/50
1 Well	Mauritania	Oil		53.9
1 Well	Canary Islands	Oil		30
2 Wells	Algeria	Oil		35
4 Wells	GoM Shelf	Gas		TBA
1 Well	GoM Deep Water	Oil		TBA

WOODSIDE